Exhibit 99.3
Marlin Gold Operation,
Department of San Marcos,
Guatemala
NI 43-101 Technical Report
Effective Date: 31 December 2010
Qualified Person:
Andrew S. Tripp, P.Eng.

Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Contents

1.0 SUMMARY	1-1
1.1 Location and Access	1-1
1.2 Project Setting and Infrastructure	1-1
1.3 Tenure, Surface Rights, and Royalties	1-2
1.4 Permits	1-2
1.5 Environmental	1-2
1.6 Closure Plans	1-3
1.7 Project History	1-3
1.8 Geology and Mineralization	1-3
1.9 Drilling and Sampling	1-4
1.10 Sample Preparation and Analysis	1-6
1.11 Data Verification	1-6
1.12 Metallurgical Testwork	1-6
1.13 Mineral Resource Estimates	1-7
1.14 Mineral Reserve Estimates	1-10
1.15 Mine Production and Plan	1-12
1.16 Waste Rock Facility	1-13
1.17 Process	1-13
1.18 Tailings Storage Facility	1-14
1.19 Economic Analysis to Support Mineral Reserves	1-14
1.20 Exploration Potential	1-15
1.21 Conclusions	1-16
1.22 Recommendations	1-16

2.0 INTRODUCTION	2-1
2.1 Qualified Persons	2-1
2.2 Effective Dates	2-2
2.3 Information Sources	2-3
2.4 Previous Technical Reports	2-3
2.5 Technical Report Sections and Required Items under NI 43-101	2-3

3.0 RELIANCE ON OTHER EXPERTS	3-1

4.0 PROPERTY DESCRIPTION AND LOCATION	4-1
4.1 Location	4-1
4.2 Property and Title in Guatemala	4-1
4.2.1 Mineral Property Title	4-1
4.2.2 Surface Rights Title	4-2
4.2.3 Royalties	4-3
4.2.4 Environmental Regulations	4-3
4.2.5 Taxation	4-4
4.3 Mineral Tenure	4-4
4.3.1 Tenure History	4-4
4.3.2 Current Mineral Tenure	4-4
4.4 Surface Rights	4-7
4.5 Royalties	4-8
4.6 Agreements	4-8
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report

4.7 Permits	4-8
4.8 Environmental	4-8
4.8.1 Permits	4-9
4.8.2 Environmental Liabilities	4-9
4.8.3 Baseline Studies	4-9
4.8.4 Reforestation	4-10
4.8.5 Closure Considerations	4-10
4.9 Socio-Economics	4-11
4.10 Comment on Section 4	4-12

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
5.1 Accessibility	5-1
5.2 Climate	5-1
5.3 Local Resources and Infrastructure	5-1
5.4 Physiography	5-3
5.5 Comment on Section 5	5-3

6.0 HISTORY	6-1

7.0 GEOLOGICAL SETTING	7-1
7.1 Regional Geology	7-1
7.2 Project Geology	7-2
7.2.1 Quaternary Pyroclastic Deposits	7-2
7.2.2 Marlin Andesites	7-2
7.2.3 Tertiary Volcaniclastic Sequence	7-3
7.2.4 Porphyritic Dykes	7-3
7.2.5 Structure	7-3
7.2.6 Alteration	7-4
7.3 Deposit Geology	7-4
7.4 Comment on Section 7	7-7

8.0 DEPOSIT TYPES	8-1
8.1 Comment on Section 8	8-2

9.0 MINERALIZATION	9-1
9.1 Comment on Section 9	9-4

10.0 EXPLORATION	10-1
10.1 Grids and Surveys	10-1
10.2 Geological Mapping	10-1
10.3 Geochemistry	10-2
10.4 Geophysical Surveys	10-2
10.5 Drilling	10-2
10.6 Bulk Density	10-2
10.7 Geotechnical and Hydrology	10-2
10.8 Other Studies	10-3
10.9 Exploration Potential	10-3
10.10 Comment on Section 10	10-5

11.0 DRILLING	11-1
11.1 Drilling History	11-1
11.2 Drill Contractors	11-5
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report

11.3 Drill Methods	11-5
11.4 Geotechnical Drilling	11-6
11.5 Twin Drilling	11-6
11.6 Geological Logging	11-7
11.7 Collar Surveys	11-7
11.8 Down-hole Surveys	11-7
11.9 Recovery	11-7
11.10 Deposit Drilling	11-7
11.11 Blast Hole Drilling	11-9
11.12 Underground Drilling	11-9
11.13 Comment on Section 11	11-9

12.0 SAMPLING METHOD AND APPROACH	12-1
12.1 Geochemical Sampling	12-1
12.2 Reverse Circulation Drill Sampling	12-1
12.3 Core Sampling	12-1
12.4 Production Sampling	12-2
12.5 Quality Assurance and Quality Control	12-2
12.6 Specific Gravity Determinations	12-2
12.7 Comment on Section 12	12-3

13.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY	13-1
13.1 Analytical Laboratories	13-1
13.2 Sample Preparation	13-2
13.2.1 Inspectorate	13-2
13.3 Analysis	13-2
13.3.1 Inspectorate	13-2
13.4 Quality Assurance/Quality Control Programs	13-2
13.5 Databases	13-3
13.6 Sample Security	13-3
13.7 Sample Storage	13-3
13.8 Comment on Section 13	13-4

14.0 DATA VERIFICATION	14-1
14.1 Comment on Section 14	14-1

15.0 ADJACENT PROPERTIES	15-1

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
16.1 Metallurgical Testwork	16-1
16.2 Process Description	16-1
16.3 Plant Operation	16-3
16.4 Reconciliation	16-4
16.5 Tailings Storage Facilities	16-4
16.6 Comment on Section 16	16-4

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
17.1 Mineral Resource Estimation	17-1
17.1.1 Database	17-1
17.1.2 Geological Models	17-1
17.1.3 Grade Capping	17-2
17.1.4 Composites	17-2
17.1.5 Variography	17-2
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report

17.1.6 Density	17-2
17.1.7 Estimation Methodology	17-3
17.1.8 Validation	17-4
17.1.9 Mineral Resource Classification	17-4
17.1.10 Assessment of Reasonable Prospects of Economic Extraction	17-5
17.1.11 Mineral Resource Statement	17-8
17.2 Mineral Reserves	17-10
17.2.1 Cut-off Grades	17-10
17.2.2 Dilution and Mining Recovery	17-10
17.2.3 Pit Optimization and Design Parameters	17-10
17.2.4 Stockpiles	17-11
17.2.5 Mineral Reserve Statement	17-11
17.3 Comment on Section 17	17-13

18.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES	18-1
18.1 Open Pit Mining Operations	18-1
18.1.1 Description of Open Pit Operations	18-1
18.1.2 Comment on Open Pit Production	18-2
18.2 Underground Mining Operations	18-2
18.2.1 Life-of-Mine Production Schedule	18-6
18.3 Waste Rock Storage Facility	18-7
18.4 Reconciliation	18-7
18.5 Geotechnical	18-8
18.6 Hydrology	18-8
18.7 Infrastructure Considerations	18-8
18.8 Workforce	18-8
18.9 Closure Considerations	18-8
18.10 Markets	18-9
18.11 Taxation	18-9
18.12 Capital Costs	18-9
18.13 Operating Costs	18-10
18.14 Economic Analysis to Support Mineral Reserves	18-10
18.14.1 Sensitivity Analysis	18-11

19.0 OTHER RELEVANT DATA AND INFORMATION	19-1

20.0 INTERPRETATION AND CONCLUSIONS	20-1

21.0 RECOMMENDATIONS	21-1

22.0 REFERENCES	22-1
22.1 Bibliography	22-1
22.2 Glossary	22-2
22.3 Abbreviations	22-7
22.4 Chemical Symbols	22-3

23.0 DATE AND SIGNATURE PAGE	23-1
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Tables

Table 1-1: Marlin Project Measured Mineral Resource Statement, Effective Date December 31, 2010, A. Tripp, P.Eng	1-9
Table 1-2: Proven and Probable Mineral Reserves Summary Table; Effective Date 31 December 2010, A. Tripp P.Eng	1-11
Table 1-3: Life-of-Mine Combined Mine Production Plan	1-13
Table 2-1: Contents Page Headings in Relation to NI 43-101 Prescribed Items–Contents	2-4
Table 4-1: Mineral Tenure Summary	4-5
Table 6-1: Open Pit Production Table 2005–2010	6-1
Table 6-2: Open Pit Production Table 2005–2010	6-1
Table 10-1: Exploration Summary Table	10-2
Table 11-1: Drill Hole Summary Table	11-2
Table 11-2: Drill Hole Intercept Summary Table	11-8
Table 12-1: Original Density Values	12-2
Table 16-1: Metallurgical Testwork Summary	16-1
Table 16-2: Pre-production Projected Recoveries	16-1
Table 16-3: Actual Historical Metallurgical Recoveries	16-3
Table 17-1: Optimized Pit Shell Parameters, Marlin Pit	17-6
Table 17-2: Stope Parameter Constraints, Underground Zones, Mineral Resources	17-7
Table 17-3: Stope Parameter Constraints, Underground Zones, Mineral Reserves	17-7
Table 17-4: Marlin Project Measured Mineral Resource Statement, Effective Date December 31, 2010, A. Tripp, P.Eng	17-9
Table 17-5: Stockpile Gold Probable Mineral Reserves Summary Table; Effective Date 31 December 2010, A. Tripp P.Eng	17-11
Table 17-6: Proven and Probable Mineral Reserves Summary Table; Effective Date 31 December 2010, A. Tripp P.Eng	17-12
Table 18-1: Life-of-Mine Combined Mine Production Plan	18-6
Table 18-2: Projected Life-of-Mine Capital (Including Sustaining Capital) Costs	18-10
Table 18-3: Projected Life-of-Mine Operating Costs	18-10
Table 18-4: Sensitivity Analysis (After-tax)	18-12

Figures

Figure 2-1: Project Location Map	2-2
Figure 4-1: Tenure Location Plan	4-6
Figure 5-1: Project Infrastructure Layout Plan	5-1
Figure 9-1: Typical Geological and Mineralization Section, Main Zone (Section 21450N)	9-2
Figure 9-2: Typical Geological and Mineralization Section, La Hamaca Zone (Section 10,300 NE)	9-3
Figure 10-1: Exploration Target Summary Plan	10-4
Figure 11-1: Project Drill Hole Location Map	11-3
Figure 16-1: Process Flowsheet	16-2
Figure 18-1: Marlin / West Vero Underground Mine Layout	18-3
Figure 18-2: Longhole Section	18-4
Figure 18-3: Marlin Underground Ventilation Flows	18-5
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
1.0	SUMMARY

Andrew Tripp, P.Eng. prepared a Technical Report (the Report) for Goldcorp Inc. (Goldcorp) on the wholly-owned Marlin gold operation, (the Project), located in Guatemala.

The Marlin operation consists of two open pits, Marlin and Cochis, and one underground mine (Marlin Underground) that share common process and ancillary facilities. Two other deposits, West Vero and La Hamaca, are planned for development.
1.1	Location and Access

The Project is located in the highlands of northwestern Guatemala in the province of San Marcos, approximately 140 km by air from Guatemala City.

The operations are accessible by paved and gravel roads from Huehuetenango 50 km to the northeast, or San Marcos 70 km to the southwest. There is an 800 m all-weather airstrip located within the mine perimeter, as well as a helicopter pad. The Project area is served by a network of local dirt and gravel roads.
1.2	Project Setting and Infrastructure

Topography at the project site is characterized by moderate to steep terrain, with elevations ranging from 1,800 m to 2,300 m above sea level.

The climate is predominately warm and dry with well defined wet and dry seasons. The area can be affected by tropical storms and hurricanes which can result in short-term high precipitation events.

Mining operations are conducted year-round.

A skilled labour force is available on site. Mining and processing supplies and consumables are sourced from both nationally and internationally. Power for the mine is obtained from a local power broker; backup power is provided by diesel generators. Process and potable water for the Project is sourced from four deep wells. Infrastructure on site supports current mining operations. A tailings filtration plant is planned to be constructed. Underground development and supporting underground infrastructure will be required to for the planned West Vero and La Hamaca mines; part of this work is already underway for West Vero.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
1.3	Tenure, Surface Rights, and Royalties

The Project consists of one 20 km2 exploitation concession (the Marlin I concession), and approximately 545 km2 of exploration concessions. Tenure is held in the names of Montana Exploradora de Guatemala, S.A. (Montana), and Entre Mares de Guatemala, S.A. (Entre Mares), indirectly wholly-owned subsidiaries of Goldcorp. Goldcorp has filed for extensions of term as these came due; however, there is an unofficial moratorium on granting exploration and exploitation licenses in Guatemala while the Guatemalan Government is considering changes to the mining code. A finalization date for the new code is unknown at this time.

No on-ground surveys are required for concessions; they are co-ordinate staked.

Goldcorp hold sufficient surface rights to support the mining operations and associated infrastructure.

A 1% royalty is paid to the federal and municipal governments, and a 0.1% voluntary royalty on gross revenue is paid to the municipality of Sipacapa, as part of the processing facilities lie within the municipality boundary.
1.4	Permits

Goldcorp holds the appropriate permits under local and national laws to allow exploration activity and mining operations.
1.5	Environmental

Environmental permits are in place for current Project operations. An Environmental and Social Impact Statement (EIA&S) was prepared and approved by the Ministry of Environment and Natural Resources (MARN) for the operation in 2003. A separate EIA was prepared in 2006 for the La Hamaca deposit and has been approved by MARN. The West Vero mine will be covered under the current Marlin EIA&S as it is not a disconnected satellite operation.

At the effective date of this Report, environmental liabilities are limited to those that would be expected to be associated with an operating gold mine where production is from open pit and underground sources, including roads, site infrastructure, and waste and tailings storage facilities.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
1.6	Closure Plans

A closure and reclamation plan has been prepared for the mine site. Closure costs are currently estimated at US$17 M, and include allocations to cover rehabilitation of the pit areas, waste rock storage facility, process facilities, and tailings storage facility. It is estimated that the closure cost estimate will increase to above US$20 M in 2011, primarily due to operational changes relating to changes in tailings storage. Goldcorp is funding its closure cost obligations through allocating a percentage of sales revenue to a closure fund.
1.7	Project History

Exploration, development and mining activities have been performed in the Project area by Montana Gold Corp. a private British Columbia company, Montana Exploradora de Guatemala, S.A. de C.V. (Montana), Francisco Gold Corporation (Francisco), Glamis Gold Corporation (Glamis) and Goldcorp. Work completed prior to mine opening included rock-chip, soil, channel and trench sampling, stream sediment sampling, induced polarization (IP) and resistivity ground geophysical surveys, geological mapping, rotary, core and reverse circulation (RC) drilling, metallurgical testwork, engineering studies, and mineral resource estimates.

Mine development commenced in 2004, and the mine became operational in late 2005.
1.8	Geology and Mineralization

Guatemala is characterized by a large suture zone formed by the collision of two major tectonic plates, the North American and Caribbean plates, and the influence of the subduction zone of the Cocos plate. The suture zone represents the boundary between the Mayan and Chortis tectonic blocks, and the Project is located within the Chortis block. The tectonic contact is formed by two east–west-trending strike-slip fault systems, the Cuilco–Chixoy–Polochic fault and the Motagua fault.

Lithologies of the Chortis Block include Palaeozoic schist, gneiss and granite and a series of Tertiary mafic volcanic eruptive events comprising dacitic to andesitic tuff, lahar and andesitic to basaltic flows. These eruptive units are separated by thin beds of waterlain sediments composed mostly of shale and tuffaceous shale. The Marlin deposit and exploration targets are hosted within the Tertiary mafic eruptive unit. Vein arrays trend in the direction of the Cuilco–Chixoy–Polochic fault system. Thick eruptive units of Quaternary and recent dacitic volcanic ash cover the Tertiary volcanic rocks.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Within the mining area, four main lithological units are present; a series of Quaternary pyroclastic deposits, massive lavas and fragmented breccias locally termed the “Marlin Complex”, a sequence of Tertiary volcaniclastic rocks, and porphyritic dykes that may be genetically related to the andesite lavas.

Veins hosting gold–silver mineralization are typically hosted in an andesitic tuff unit of the Marlin Complex, and in the volcaniclastic units. Mineralization identified to date is classified as typical of low-sulphidation epithermal deposits. Structural controls on mineralization on the Marlin Property are related to pre-mineral and post-mineral faults that have modified the geometry and grade distribution of the deposit.

Mineralization occurs within a broad east–west-trending zone of structurally controlled, argillic alteration, enclosing spatially restricted zones of silicification. These silicified zones often coincide with areas of high vein density and abundant quartz stockworks and breccias. Mineralization extends over an east–west distance of 2,500 m and is as much as 1,000 m in the north–south direction in the Marlin/West Vero Zone.

Below the 2,000 m elevation, within the densely silicified zone, a wider vein is confined to the Virginia Fault with a relatively narrow stockwork–hydrothermal breccia halo, rarely over 10 m wide. Near surface, particularly above an elevation of 2,100 m, the Virginia Fault imbricates, and intersections with cross faults trending mostly N70E helped develop broader stockwork zones over 50 m wide. Veins and stockworks consist of banded quartz, calcite and adularia, with smaller amounts of pyrite, acanthite, pyrargirite–proustite and native gold–electrum.
1.9	Drilling and Sampling

Drilling completed on the Marlin Project for the period 1998 to 2010 comprised 2,028 rotary, RC and core drill holes (361,000 m).

Drill programs have been completed by contract drill crew, supervised by geological staff of the Project operator at the time, or by Goldcorp staff using Goldcorp drill rigs. Multiple drill contractors have been used.

Drill orientations were appropriate for the style and orientation of the mineralization in the areas being drilled.

Logging of rotary and RC drill cuttings and core utilized standard logging procedures. Initial logging utilized paper forms, with data hand-entered into a database from the form. Logs recorded lithologies, structure and quartz vein type, fracture frequency and orientation, oxidation, sulphide mineralization type and intensity, and alteration type and intensity. Core recovery and rock quality designation (RQD) data are measured
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
by labourers and recorded on a geotechnical data form that is stored with the record of each drill hole. All drill core was photographed. A chip tray was created as a permanent record of each RC and rotary drill hole.

Surface drill collars are surveyed by mine personnel, using a differentially corrected global positioning system (DGPS) instrument. Underground drill holes are surveyed with the mine total station and referenced to the network of mine control points.

Most drill holes longer than 100 m drilled during and after 2003 were surveyed using Tropari, Reflex, and Sperry-Sun film camera instruments. Rotary drill holes greater than 200 m that had not been surveyed were desurveyed using trend analysis of surveyed rotary drill holes.

In general core recovery is very good, averaging over 95%.

Sample collection and handling of core was done in accordance with industry standard practices, with procedures to limit sample losses and sampling biases. Core is samples on nominal 1.5 m intervals, broken at lithological boundaries. RC and rotary samples are collected at 1.5 m intervals. Blast holes are sampled as whole-hole samples by an experienced sampler.

The sampling has been undertaken over a sufficient area to determine deposit limits, and the data collected adequately reflects deposit dimensions, true widths of mineralization, and the style of the deposits. The samples are representative of the mineralization, and respect the geology of the deposits.

Quality assurance and quality control (QA/QC) measures practiced by Goldcorp include submission of duplicates, standard reference materials (SRMs) and blanks. Re-assay of a proportion of the pulps and coarse rejects was undertaken by Glamis.

Sample security was not generally practiced at Marlin during the drilling programs, due to the remote nature of the site. Sample security relied upon the fact that the samples were always attended or locked at the sample dispatch facility. Chain-of-custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory.

Entry of information into Excel® spreadsheets utilized a variety of techniques and procedures to check the integrity of the data entered. No errors have been noted with the Project databases that would affect Mineral Resource or Mineral Reserve estimation.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
1.10	Sample Preparation and Analysis

Independent sample preparation and analytical laboratories used during the exploration, development and operational drill programs on the Project from inception to date include ALS Chemex, Rocky Mountain Geochemical, CAS Honduras, and Inspectorate (Inspectorate) laboratories. Inspectorate has been the main laboratory for Project samples since 2003. The laboratory is independent of Goldcorp and holds ISO-9000 accreditation.

The Marlin run-of-mine laboratory, operated by Goldcorp personnel primarily performs day to day assays for mining operational purposes.

The sample preparation method typically consists of drying, pulverizing to 90% passing 150 mesh and splitting to generate a pulp for assay.

Gold and silver is analyzed for each sample using fire assay. Samples that exceed 3 g/t Au and 200 g/t Ag are automatically submitted for fire assay-gravimetric finish. If geologists identify visible gold in the core, the sample is submitted for five-assay tonne analysis.
1.11	Data Verification

Data checks were performed by Glamis personnel in support of technical reports on the Project in 2002 and 2003, as well as by independent consultants during Mineral Reserve audits in the period 2003–2009.

Assay data verification is done by routinely checking the computer database against the original assay data sheets. Mathematical statistics and “flier” searches are performed on the assay data to help verify data integrity. “Missing” or “duplicate” data is also screened prior to entry to the database.
1.12	Metallurgical Testwork

Over the Project history, a number of metallurgical testwork campaigns have been undertaken. Since production began, the mine laboratory has performed ongoing testwork for process optimization and testing of material from new orebodies.

Programs were sufficient to establish the optimal processing routes for oxide and sulphide ores, were performed on mineralization that was typical of the deposit, and supported estimation of recovery factors for the various ore types. The testwork provided an appropriate initial estimate of the oxide recoveries. As the oxide
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
mineralization is almost mined out, current recoveries are based 95% gold and 88% silver on average for the mix of open pit and underground material.
1.13	Mineral Resource Estimates

Geological interpretations for the Project are based on core, RC, rotary and blast hole data. Models were created separately for each of the Main Zone, West Vero Zone, and La Hamaca Zone. Drill hole data were analyzed in cross section and a 3D wire-frame was created around the mineralized zone respecting a nominal cut-off grade of 2 g/t gold equivalent (AuEq) and a minimum width of 2 m. In the upper portions of the Main Zone a high-grade vein shape and a lower-grade disseminated shape were created.

Outlier gold and silver grades were capped at all deposits except La Hamaca.

Raw assays were composited for all deposits prior to estimation to place the assay data on near constant support. Marlin and West Vero underground composites were created at variable lengths across the entire vein intercept. Open pit composites were created down hole at 6 m intervals except when broken by grade domain boundary. Composites less than 3 m were added to previous interval. Pit blast holes are 7 m vertical composites.

Resource models were prepared in commercially-available MineSight software, using inverse distance weighting interpolation methods.

Gold and silver grade estimation for the open pits was based on a two-pass inverse distance interpolation with a power weight of three (ID3), first using drill holes and then blast holes, for each grade domain.

Gold and silver grade estimation was performed for the Marlin underground using a two-pass inverse distance interpolation with a power weight of five (ID5), first using a surface and underground drill hole composites, and secondly using only underground composites. Estimation for West Vero was generally performed using the same methodology as the Marlin underground, but using only one pass.

Gold and silver estimation for La Hamaca was performed using ID3 interpolation.

Validation of the models indicated that they were appropriately constructed and reflected the geological interpretations and grade continuity of the deposits.

Classification into Measured, Indicated, and Inferred categories was derived from a combination of distance from the nearest sample, the minimum number of drill hole
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
composites used to derive the gold and silver estimate in each block, and a kriged standard deviation.

Assessment of reasonable prospects of economic extraction for Mineral Resources that could be extracted using open pit mining methods were assessed by confining the mineralization within a Lerchs–Grossmann optimized pit shell that was the largest possible pit design that can be mined before the date when the pit must become available for tailings placement.

Mineral Resources that could be extracted using underground mining methods were assessed for reasonable prospects of economic extraction by confining the mineralization within stope shapes.

Mineral Resources are classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral Resources are exclusive of Mineral Reserves and do not include dilution for underground deposits; open pit deposits have internal dilution included. Goldcorp cautions that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources for the Project are summarized in Table 1-1.

Mineral Resources have been reported using a gold price of $US1,100/oz, and a silver price of US$17/oz. Underground Mineral Resources are reported using variable gold-equivalent (AuEq) cut-off grades, consisting of:
•	Marlin UG: 2.79 g/t AuEq (silver to gold ratio of 71:1);

•	West Vero UG: 2.79 g/t AuEq (silver to gold ratio of 71:1);

•	La Hamaca: 5.0 g/t AuEq (silver to gold ratio of 60:1).
Marlin open pit Mineral Resources are reported using a cut-off grade of 0.80 g/t Au. The Marlin estimates include the Cochis satellite pit, 400 m northwest of Marlin.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Table 1-1: Marlin Project Measured Mineral Resource Statement, Effective Date December 31, 2010, A. Tripp, P.Eng.

		Tonnes	Gold Grade	Contained Gold	Silver Grade	Contained Silver
Classification	Zone	(kt)	(g/t Au)	Ounces (koz)	(g/t Ag)	Ounces (koz)

Measured	Open Pit Mill	210	0.86	5.8	10.4	70.2
	Underground Marlin	110	2.71	9.5	233.1	821.1
	Underground La Hamaca	—	—	—	—	—
	Underground West Vero	—	—	—	—	—
Sub-total Measured		320	1.49	15.4	86.8	891.3

Indicated	Open Pit Mill	188	0.86	5.2	12.8	77.3
	Underground Marlin	28	2.66	2.4	122.5	108.6
	Underground La Hamaca	0	0.00	0	0.0	0
	Underground West Vero	386	2.41	30.0	101.3	1,257.8
Sub-total Indicated		602	1.94	37.5	74.6	1,443.8

Measured and Indicated	Open Pit Mill	398	0.86	11.0	11.5	147.5
	Underground Marlin	137	2.70	11.9	210.8	929.7
	Underground La Hamaca	—	—	—	—	—
	Underground West Vero	386	2.41	30.0	101.3	1,257.8
Total Measured and Indicated		922	1.78	52.9	78.8	2,335.0

Inferred	Open Pit Mill	93	1.25	3.7	7.8	23.1
	Underground Marlin	16	6.12	3.1	265.8	133.1
	Underground La Hamaca	0	0.00	0	0.0	0
	Underground West Vero	771	3.50	86.7	214.8	5,325.8
Total Inferred		879	3.31	93.5	193.9	5,482.1

Notes to Accompany Mineral Resource Table

1.	Mineral resources are exclusive of mineral reserves and do not include dilution;

2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability;

3.	Mineral resources are reported at a gold price of US$1,100/oz, and a silver price of US$17/oz, except for La Hamaca, which is reported at a gold price of US$400/oz and a silver price of US$7/oz;

4.	Mineral resources are defined within Lerchs–Grossmann pit shells or have been confined using appropriate underground mining constraints;

5.	Cut-off grades for open pit deposits are 0.80 g/t Au. The cut-off grade for the Marlin and West Vero underground deposit is 2.79 g/t AuEq. The cut-off grade used for La Hamaca is 5.0 g/t AuEq. Equivalency used for Marlin and West Vero is 71:1 (silver:gold) and 60:1 (silver:gold) for La Hamaca.

6.	Tonnages and ounces are rounded to the nearest 1,000 tonnes and 100 ounces respectively for the deposit tables, grades are rounded to two decimal places for Au, grades for Ag are rounded to one decimal place;

7.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content;

8.	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
1.14	Mineral Reserve Estimates

The Mineral Reserve estimate for the Project is based on Measured and Indicated Mineral Resources for the Marlin, West Vero and La Hamaca deposits for which mining plans have been developed. Open pit Mineral Reserves stated for Marlin include the Cochis pit.

Dilution is accounted for in open pit block models by including internal dilution within the composites. In the case of the Marlin and West Vero underground operations, a dilution factor is calculated for each stope based on vein geometry and mining method and applied to the Mineral Reserves. The grade of the dilution is based on the interpolated dilution grade, or in the case of West Vero, grades of 0.25 g/t Au and 10 g/t Ag are used. The La Hamaca Mineral Reserves include a dilution factor of 8% and an ore recovery factor of 100%.

Mineral Reserves are estimated using a US$950/oz gold price, a US$15/oz silver price and an economic function that includes variable operating costs and metallurgical recoveries.

Mineral Reserves are presented in Table 1-2, and have an effective date of 31 December 2010.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Table 1-2: Proven and Probable Mineral Reserves Summary Table; Effective Date 31 December 2010, A. Tripp P.Eng.

		Tonnes	Gold Grade	Contained Gold	Silver Grade	Contained Silver
Classification	Zone	(kt)	(g/t Au)	Ounces (koz)	(g/t Ag)	Ounces (koz)

Proven	Open Pit Mill	1,740	5.52	308.5	89.5	5,007.3
	Underground Marlin	1,769	7.05	400.6	255.2	14,512.3
	Underground La Hamaca	—	—	—	—	—
	Underground West Vero	—	—	—	—	—
	Stockpiles	1,069	1.11	38.1	18.6	638.7
Sub-total Proven		4,577	5.08	747.2	137.0	20,158.3

Probable	Open Pit Mill	510	2.34	38.3	32.1	526.8
	Underground Marlin	1,036	5.11	170.2	248.0	8,263.3
	Underground La Hamaca	680	6.94	151.6	173.7	3,795.8
	Underground West Vero	2,408	5.46	422.3	355.9	27,552.1
	Stockpiles	—	—	—	—	—
Sub-total Probable		4,634	5.25	782.3	269.4	40,137.9

Proven and Probable	Open Pit Mill	2,250	4.80	346.8	76.5	5,534.1
	Underground Marlin	2,805	6.33	570.8	252.6	22,775.5
	Underground La Hamaca	680	6.94	151.6	173.7	3,795.8
	Underground West Vero	2,408	5.46	422.3	355.9	27,552.1
	Stockpiles	1,069	1.11	38.1	18.6	638.7
Total Proven and Probable		9,211	5.17	1,529.6	203.6	60,296.2

Notes to Accompany Mineral Reserve Table

1.	Mineral Reserves are estimated using a US$950/oz gold price, and a US$15/oz silver price

2.	Cut-off grades for open pit Mineral Reserves are 0.93 g/t Au. Cut-off grades for Marlin and West Vero underground are 3.23 g/t gold equivalent (AuEq). Cut-off grades used for La Hamaca are 5.0 g/t AuEq. The silver:gold equivalency ratio used for Marlin and West Vero is 71:1 and 60:1 for La Hamaca.

3.	Tonnages and contained ounces are rounded to the nearest 1,000 tonnes and 100 ounces respectively, for deposit summaries; grades are rounded to two decimal places for Au, grades for Ag are rounded to one decimal place;

4.	The life-of-mine metallurgical recoveries are projected to be 95% for gold and 85% for silver.

5.	Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content;

6.	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
1.15	Mine Production and Plan

Open pit mining commenced at the Project in 2005, with the first doré pour the same year.

There are currently two open pits in operation, the Marlin pit and Cochis pit. Each pit has only one phase remaining. Haulage ramps internal to the final pit limit are designed to a maximum grade of 10% and to a width of 25 m. Pit slopes range from 35° to 51° at the Marlin Pit and 49° to 51° at the Cochis Pit. Ore and waste mining is performed on 7 m benches, with blasting required for ore hardness.

Operations were performed using a fleet that is owned and operated by Goldcorp. Production was augmented in 2010 with the use of a contractor mining fleet.

Total daily production in 2010 was approximately 24,282 t/d. The production rate for the 2011 (last year of Marlin pit) is projected to be 23,000 t/d. A small amount of mining will take place into 2012 to finish the smaller Cochis pit.

Underground mining commenced in 2004 at Marlin. First ore production occurred in 2005.

The Marlin underground mine is a ramp-accessed mine with two main access ramps running in parallel from the surface, and a ventilation exhaust adit. Past production has been almost exclusively from the Virginia vein, although future production will also include the Rosa and Tello-Tomates veins.

Ore is produced by mechanized cut-and-fill and longhole methods with waste and cemented rock fill (CRF) backfill. Declines are have a maximum 13% gradient, and are 5 m x 5 m. Cut/fill stopes are designed at 4 m x 4.5 m, and can have a horizontal extent up to 200 m. Longhole stopes are mined vertically between two 4 m x 4.5 m drifts. Vertical height of longhole stopes ranges from 17–23 m. The current production rate is about 1,700 t/d.

Mining is performed by Goldcorp and contractor equipment and staff. Contractors are on site performing development work at Marlin and West Vero.

The West Vero underground mine is currently being accessed via a 1.5 km tunnel from the Marlin underground mine. Production is planned for 2012.

Based on the year-end 2010 Mineral Reserves, production from open pit sources is planned to continue to 2012. Underground production and treatment of stockpiled materials is planned until 2017 (Table 1-3).
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Table 1-3: Life-of-Mine Combined Mine Production Plan

Year	2011	2012	2013	2014	2015	2016	2017

Tonnes Processed (kt)	1,460	1,460	1,460	1,460	1,460	1,460	451
Grade Au (g/t)	8.39	5.35	5.60	4.63	4.30	3.41	2.93
Grade Ag (g/t)	184.8	217.6	255.9	247.0	192.8	150.2	117.4

The open pit block model and blast hole assay database reconciliations performed at site have consistently indicated that there are about 10% less ore tonnes, and 10–15% higher grade in some areas of the grade control database than are being reported from the block models. A block model update in 2010 reduced this difference to facilitate more accurate mine planning.

Underground block model reconciliation has shown a difference in actual tonnes and grade produced of within 5%.

1.16	Waste Rock Facility

There is one permitted waste rock storage facility (WRF) at Marlin that is used by both the open pit and underground mines. There is sufficient capacity for the life-of-mine. Development waste is typically dumped into mined underground stopes as backfill.

1.17	Process

The mill was originally designed to treat a nominal 1.82 Mt/a, although ongoing optimizations have increased capacity to a nominal 2.05 Mt/a. As of the effective date of this Report, the Marlin mill is currently processing about 1.4 Mt/a.

Run of mine ore is placed in one of many stockpiles before being fed through a primary jaw crusher where it is reduced to -8” size. Milling is conducted in a semi-autogenous grinding (SAG) mill/ball mill circuit to an 85% passing 200 mesh grind size and initial cyanide is added. The pulp produced by the milling is subjected to agitated tank leaching with cyanide. After leaching the ores in the large tanks, the pulp is “washed” in a series of thickener units (counter-current decantation). This effectively produces two products: a clear gold and silver-bearing solution and a pulp containing only residual precious metal values. The gold and silver solution is sent to a Merrill Crowe circuit where the metals are precipitated out of solution through the addition of zinc. This precipitate is filtered and smelted in diesel-fired furnaces to produce doré bars.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
A cyanide neutralization circuit using the INCO process reduces cyanide concentration in the tailings pulp to acceptable levels before it is deposited into the tailings storage facility.

Reconciliation of plant production versus model depletion over the producing life of the mine has been very close. The mill has typically been able to meet, and sometimes exceed, planned production on an annual basis.
1.18	Tailings Storage Facility

The tailings storage facility (TSF) was built between 2004 and 2010 in the valley to the north of the process plant. Tailings are currently placed at various locations around the impoundment by pipeline. A pump station reclaims water from the impoundment for process use. A water treatment plant was built in 2008 to treat water for any residual heavy metals and cyanide for discharge to the environment.

The TSF was originally designed to hold the LOM tailings as envisaged at the feasibility stage; a second dam was proposed to be built in a valley to the east of the existing facility at some point in the future if and when more storage capacity was required. The current TSF will fill to capacity during 2012.

Rather than proceed with a similar impoundment design to that currently in use, Goldcorp plans to construct a tailings filter plant, which will, in future, dewater all tailings, and be operational by 2012. The resulting dry tailings will be transported by either truck or conveyor belt and dry-stacked within the permitted waste rock facility basin.
1.19	Economic Analysis to Support Mineral Reserves

The results of the economic analysis represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

Forward-looking statements in this section include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Additional risk can come from actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in Project parameters as plans continue to be refined, possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals.

To support declaration of Mineral Reserves, Goldcorp prepared an economic analysis to confirm that the economics based on the Mineral Reserves over a seven-year mine life could repay life-of-mine operating and capital costs. Results of this assessment indicated positive Project economics until the end of mine life, and supported Mineral Reserve declaration.

Due to the limited capital of $198 M required over the life-of-mine based on the current Mineral Reserves, versus the projected cashflow over the same period ($1,265 M), and the fact that the mines have been operating for over five years, no considerations of payback periods are appropriate.

Results of a sensitivity analysis demonstrate that the Project’s financial outcome is most sensitive to metal prices. In this case metal production, grade, or recovery could be substituted for metal price and would give the same result in the sensitivity analysis. The next most sensitive parameter is operating costs.
1.20	Exploration Potential

Numerous surface rock chip and grab samples within the Marlin Project area have returned gold values above 1 g/t. Within these areas, on-going exploration has identified an extensive network of faults and fractures which exist for over 10 km along strike from the Main Zone and along parallel and crosscutting faults. Detailed surface work has delineated four additional drill targets outside of the Main Zone (Figure 10-2).

The most advanced target, Coral, is in a structural corridor striking N30E and extending from the Los Cochis mineralization through the La Hamaca target for a distance of over 3 km. Quartz vein alteration has been traced over a distance of 1 km in a N70W direction and displays a width of as much as 100 m. This mineralization is less than 1 km north of the Main Marlin mineralization. Surface rock chip sampling has indicated high-grade gold anomalies. The target is open-ended along strike in both directions.

Exploration work in the Marlin district continues to be directed at identifying new district exploration targets, extending known mineralized zones, and infill drilling to support potential mineralization conversion to Mineral Resources.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
1.21	Conclusions

In the opinion of the QP, the Project that is outlined in this Report has met its objectives. Mineral Resources and Mineral Reserves have been estimated for the Project, mines have been constructed, mining and processing operations are performing as expected, and reconciliation between mine production and the mineral resource model is acceptable. This indicates the data supporting the Mineral Resource and Mineral Reserve estimates were appropriately collected, evaluated and estimated, and the original Project objective of identifying mineralization that could support mining operations has been achieved.
1.22	Recommendations

The recommended work program for the Marlin Project is based around on-going operational optimization of the known deposits and mineralization to support the planned Project mine life, and exploration for additional deposits. The planned work program includes setup of a dedicated Project database, investigation of alternative underground mining methods for narrow, high-grade veins, and additional regional exploration. These elements, which can be conducted concurrently, and are independent of each other, are estimated to cost approximately US$6–9 M over a three-year period. The primary allocation of funds will be for development of an exploration program that incorporates regional sampling, exploration, and drilling.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
2.0	INTRODUCTION

Andrew Tripp, P.Eng. prepared a Technical Report (the Report) for Goldcorp Inc. (Goldcorp) on the wholly-owned Marlin open pit and underground operation (the Project) located in western Guatemala (Figure 2-1).

This Report presents updated Mineral Resources and Mineral Reserves for the Project. Goldcorp will be using the Report in support of disclosure and filing requirements with the Canadian Securities Regulators.

The Marlin operation consists of two open pits, Marlin and Cochis, and one underground mine (Marlin Underground) that share common process and ancillary facilities. Two additional deposits, the West Vero and La Hamaca veins, are also included in the Mineral Resource and Mineral Reserve estimates contained in this Report.

All mining and exploration assets related to the Project are wholly-owned by Montana Exploradora de Guatemala S.A. (Montana), Entre Mares de Guatemala S.A (Entre Mares), and Peridot S.A. (Peridot), Guatemalan companies indirectly wholly-owned by Goldcorp. The name “Goldcorp” is used interchangeably in this Report for the parent and subsidiary companies.

All measurement units used in this Report are metric, and currency is expressed in US dollars unless stated otherwise.

The exchange rate as of the Report effective date was approximately $US1 equal to 8.0 Guatemalan Quetzales.
2.1	Qualified Persons

Andrew S. Tripp, P. Eng., Chief Engineer at the Marlin Mine and a Goldcorp employee, serves as the qualified person for this Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1. Mr. Tripp has worked for Goldcorp and prior owners at Marlin continuously since August 2005.

Mr. Tripp has inspected core and surface outcrops, drill platforms and sample cutting and logging areas; discussed geology and mineralization with Project staff; reviewed geological interpretations with staff; and visited the mining operations. Mr. Tripp sourced specialist input from other disciplines, including legal, process, geology, geotechnical, hydrological and financial, to support the preparation of the Report, and knows the persons who performed this work.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Figure 2-1: Project Location Map
Mr. Tripp has sufficient experience in supervising personnel from different disciplines to be confident that the results of the work performed are acceptable to support declaration of Mineral Reserves and to support the Project financial analysis.
2.2	Effective Dates

Several effective dates (cut-off dates for the information prepared) are appropriate for information included in this Technical Report. The effective date for the Mineral Resources and Mineral Reserves is 31 December 2010. The financial analysis supporting Mineral Reserve declaration has an effective date of 31 December, 2010. The Report effective date is therefore taken to be 31 December, 2010.

There were no material changes to the technical and scientific information available on the Project between the effective date and the signature date of the Report.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
2.3	Information Sources

Information used to support this Report was derived from previous technical reports on the Project, and from the reports and documents listed in the References section.
2.4	Previous Technical Reports

Goldcorp has not previously filed a technical report for the Project.

Goldcorp acquired Glamis Gold Inc. (Glamis) in 2006. Glamis had filed the following technical reports on the Marlin Project:

Voorhees, J.S., 2003a: Glamis Gold Ltd. Marlin Project Technical Report: unpublished NI 43-101 technical report prepared for Glamis Gold Ltd, effective date November 8, 2003.

Voorhees, J.S., 2003b: Glamis Gold Ltd. Marlin Project Technical Report: unpublished NI 43-101 technical report prepared for Glamis Gold Ltd, effective date November 11, 2003.

Voorhees, J.S., 2003c: Glamis Gold Ltd. Marlin Project Technical Report: unpublished NI 43-101 technical report prepared for Glamis Gold Ltd, effective date February 14, 2003.

Voorhees, J.S., 2002a: Glamis Gold Ltd. Marlin Project Technical Report: unpublished NI 43-101 technical report prepared for Glamis Gold Ltd, effective date May 30, 2002.

Voorhees, J.S., 2002b: Glamis Gold Ltd. Marlin Project Technical Report: unpublished NI 43-101 technical report prepared for Glamis Gold Ltd, June, 2002.

Voorhees, J.S., 2002c: Glamis Gold Ltd. Marlin Project Technical Report: unpublished NI 43-101 technical report prepared for Glamis Gold Ltd, effective date November 8, 2002.
2.5	Technical Report Sections and Required Items under NI 43-101

Goldcorp has followed Instruction 6 of the Form 43–101 Technical Report in compilation of this Report. Instruction 6 notes:

“The technical report for development properties and production properties may summarize the information required in the items of this Form, except for Item 25,
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
provided that the summary includes the material information necessary to understand the project at its current stage of development or production.”

Table 2-1 relates the sections as shown in the contents page of this Report to the Prescribed Items Contents Page of NI 43-101.
Table 2-1: Contents Page Headings in Relation to NI 43-101 Prescribed Items–Contents

Report
NI 43-101		Section
Item Number	NI 43-101 Heading	Number	Report Section Heading

Item 1	Title Page		Cover page of Report
Item 2	Table of Contents		Table of contents
Item 3	Summary	Section 1	Summary
Item 4	Introduction	Section 2	Introduction
Item 5	Reliance on Other Experts	Section 3	Reliance on Other Experts
Item 6	Property Description and Location	Section 4	Property Description and Location
Item 7	Accessibility, Climate, Local Resources, Infrastructure and Physiography	Section 5	Accessibility, Climate, Local Resources, Infrastructure and Physiography
Item 8	History	Section 6	History
Item 9	Geological Setting	Section 7	Geological Setting
Item 10	Deposit Types	Section 8	Deposit Types
Item 11	Mineralization	Section 9	Mineralization
Item 12	Exploration	Section 10	Exploration
Item 13	Drilling	Section 11	Drilling
Item 14	Sampling Method and Approach	Section 12	Sampling Method and Approach
Item 15	Sample Preparation, Analyses and Security	Section 13	Sample Preparation, Analyses and Security
Item 16	Data Verification	Section 14	Data Verification
Item 17	Adjacent Properties	Section 15	Adjacent Properties
Item 18:	Mineral Processing and Metallurgical Testing	Section 16	Mineral Processing and Metallurgical Testing
Item 19	Mineral Resource and Mineral Reserve Estimates	Section 17	Mineral Resource and Mineral Reserve Estimates
Item 20	Other Relevant Data and Information	Section 19	Other Relevant Data and Information
Item 21	Interpretation and Conclusions	Section 20	Interpretation and Conclusions
Item 22	Recommendations	Section 21	Recommendations
Item 23	References	Section 22	References
Item 24	Date and Signature Page	Section 23	Date and Signature Page
Item 25	Additional Requirements for Technical Reports on Development Properties and Production Properties	Section 18	Additional Requirements for Technical Reports on Development Properties and Production Properties
Item 26	Illustrations		Incorporated in Report under appropriate section number

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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
3.0	RELIANCE ON OTHER EXPERTS

This section is not relevant to the Report as expert opinion was sourced from Goldcorp experts in the appropriate field as required.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Project is located in the highlands of northwestern Guatemala in the province of San Marcos, approximately 140 km by air from Guatemala City. Project facilities are divided amongst the municipalities of San Miguel Ixtahuacan and Sipacapa.

The Project is centred on latitude 15°13'57"N and longitude 91°41'17"W.

4.2	Property and Title in Guatemala

Under the 1997 Guatemalan mining law, the Government of Guatemala holds ownership of subsurface resources and regulates their exploration, use, and sale.

The Ministry of Energy and Mines (MEM) is the governmental body charged with development of policies and plans for the mining sector. The Ministry grants mining permits, monitors compliance, and issues fines or orders suspension of operations. The Ministry operates through the General Directorate of Mining.

4.2.1	Mineral Property Title

Any individual person or corporation, whether national or foreign, may hold rights for reconnaissance, exploration, or exploitation of mineral resources upon the grant of exclusive licenses by the MEM. Mining companies may be 100% foreign-owned. Mining rights are inheritable, and the heirs to the mining right must register the ownership of the right with the Registry Department of the Ministry of the Directorate.

Guatemalan mining law provides for three types of licenses, reconnaissance, exploration and exploitation:
•	A reconnaissance license has a six month period of duration with the possibility of renewal for an additional six month period. This license can cover an area from 500 km2 to 3,000 km2 and upon application it can be converted to an exploration license;

•	An exploration license covers an area of up to 100 km2 and has a term of three years with the possibility of extension for two additional two-year terms. With each extension the surface area should be reduced by 50%. Upon application it may be converted to an exploration license;
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
•	An exploitation license follows from the exploration license and has a 25-year term with an extension for a second 25-year term upon application. It covers a maximum of 20 km2.
Surface rights fees are payable with all types of licenses.

According to Guatemalan requirements a concession is “coordinate staked”; filed only referenced to UTM coordinates and nothing is located on the ground. No physical survey of exploration concession boundaries is required. There are no defined work requirements to keep concessions valid, although exploration activity (sampling, mapping, etc) needs to be conducted and results filed with the MEM on an annual basis.

There is an unofficial moratorium on granting exploration and exploitation licenses in Guatemala, while the Guatemalan Government is considering changes to the mining code; however, a finalization date for the new code is unknown at this time.

4.2.2	Surface Rights Title

Information in this section is summarized from USAID (2010).

Guatemala lacks a basic land law identifying specific tenure types, although, in practice, several tenure types exist, including private ownership, communal, use (colonato/usufrutco), leasehold, municipal, and state (government above municipalities). Guatemala also does not have a clear, integrated agrarian policy or land law. The 1973 Civil Code provides general principles on possession, use, transfer (through inheritance, mortgage, lease, usufruct or purchase/sale) and ownership rights over real property, including land and its registration.

Rules for registering land rights are set forth in specific legislation dating from 2005 back to 1880, as well as in the Civil Code. The 1999 Land Fund Act and its 2005 implementing regulations create a program to facilitate access to land by individuals, including campesino (peasant) individuals and communities. The 2005 Cadastral Information Registry (RIC) Law provides a detailed process for establishing and maintaining the cadastre. The 2002 Municipal Code provides for municipalities’ cadastral responsibilities, including establishing and maintaining municipal cadastres through the municipal planning office. The Code also provides a procedure for resolving land disputes involving a municipality. The 1880 Law of Supplementary Titles allows for the acquisition and ownership of land via a series of administrative steps without requiring proof of continued occupation of the land.
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Under the 2005 RIC Law, communal lands include those in property, possession, or tenancy of indigenous or peasant communities as collective entities with or without legal title. In some areas, common ownership has evolved into individual ownership. However, many owners do not have formal title to their land. There is no uniform customary law governing land; customary law varies among communities and ethnic groups.

While a mining concession gives its holder the right to carry out mining work in the area covered by the concession and take ownership of any minerals found, it does not automatically grant any surface access rights. Such rights must be negotiated separately with the owner of the surface land.

4.2.3	Royalties

A royalty of 1% on gross revenues is payable at the exploitation stage. The 1% royalty is shared equally between the state and the municipality where the deposit is situated. A revision of the mining law and a potential increase in royalties to at least 3% is expected, based on draft documents released to date. As of the Report effective date, the official royalty stands at 1%.

4.2.4	Environmental Regulations

The Guatemalan Federal Governmental department responsible for environmental matters is the Ministry of Environment (MARN).

The environmental law in Guatemala is called ‘Ley de Proteccion y Mejoramiento del Medio Ambiente Decreto numero 68-86 (Environmental Improvement and Protection Law, Decree number 68-86) and encompasses general environmental policies and regulations. Related to grant areas for reconnaissance and exploration mining activities, the titleholders of licences must present an environmental mitigation study to the General Directorate of Mining, as it relates to the exploration activities to be carried out within the licensed area. The titleholder of a mining exploitation license is required to present a copy of the environmental impact study and have it approved by the Environmental and Natural Resources Ministry of Guatemala.

No performance bonds, guarantees or other financial assurance are required under Guatemalan regulations; however, failure to comply with reclamation and remediation conditions can result in financial penalties being imposed.
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4.2.5	Taxation

Corporations in Guatemala can make an election on an annual basis as to which tax regime they intend to follow. The first option is a 5% income tax on gross revenues. The second option is an income tax of 31% on net profits after allowable deductions, which include other taxes and operational expenses. Value-added tax (VAT) is 12% on goods and services imported or provided within the jurisdiction. Legal documentation transactions do not require VAT to be charged, but a stamp tax of 3% is applied. Dividend payments are also subject to the 3% stamp tax.

4.3	Mineral Tenure

4.3.1	Tenure History

Montana Gold Corp., a private British Columbia company, acquired the original Marlin exploitation concessions in 1996 through its Guatemalan subsidiary, Montana Exploradora de Guatemala, S.A. de C.V. (Montana).

On December 7, 2000, Francisco Gold Corporation (Francisco) acquired all of the outstanding Montana shares. In June 2002, Francisco shareholders approved a “Plan of Arrangement” between Glamis Gold Corporation and Francisco, whereby Francisco was merged into Glamis, and control of the Marlin Project was effectively transferred to Glamis.

In December 2006, Glamis was acquired by Goldcorp.

4.3.2	Current Mineral Tenure

The Project consists of one 2,000 ha (20 km2) exploitation concession (the Marlin I concession). Goldcorp also has claim to about 545.25 km2 of exploration concessions (Figure 4-1 and Table 4-1) surrounding the exploitation concession. All Mineral Resources and Mineral Reserves discussed in this Report fall within the Marlin I exploitation concession. The Marlin I concession renewal date is 2028.

Concessions are held in the name of Montana Exploradora de Guatemala, S.A. (Montana), and Entre Mares de Guatemala, S.A. (Entre Mares), indirectly wholly-owned subsidiaries of Goldcorp.
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Table 4-1: Mineral Tenure Summary

Name	Holder	First Granted	Expiration	Area in km2

El Amanecer	Entre Mares	Applied For	Applied For	6.25
Alfa	Montana	Applied For	Applied For	12.50
Edelmira	Montana	Applied For	Applied For	6.25
Casiopea II	Montana	02/28/2008	Applied For Extension	22.00
Leonor	Montana	Applied For	Applied For	11.75
Dalmi	Entre Mares	Applied For	Applied For	5.25
Clio III	Montana	Applied For	Applied For	10.50
Paula	Montana	Applied For	Applied For	5.25
Liseth	Entre Mares	Applied For	Applied For	12.50
Omega	Montana	Applied For	Applied For	25.00
Lucy	Montana	Applied For	Applied For	12.50
El Renacer	Montana	Applied For	Applied For	12.00
Lilian	Montana	Applied For	Applied For	12.50
Giselle	Montana	Applied For	Applied For
Doris	Entre Mares	Applied For	Applied For	11.00
Gricelda	Montana	Applied For	Applied For	11.00
San Rafael III	Montana	04/15/2008	04/15/2011	22.00
Tajumulco II	Montana	01/17/2007	Applied For Extension	7.75
Los Pinos	Montana	Applied For	Applied For	7.75
Marlin I	Montana	11/28/2003	11/20/2028	20.00
Camila	Entre Mares	Applied For	Applied For	12.50
Ciénaga (Casiopea)	Entre Mares	Applied For	Applied For	22.00
Chocoyos	Entre Mares	Applied For	Applied For	23.00
Marlin III	Entre Mares	02/09/2005	02/10/2012	11.00
Sipote	Montana	Applied For	Applied For	4.00
Lizeth	Entre Mares	Applied For	Applied For	15.00
Eluvia	Entre Mares	11/22/2007	Applied For Extension	97.00
Selegua (Saturno Montana)	Entre Mares	Applied For	Applied For	23.00
Cheli (Round Stone-Montana)	Entre Mares	Applied For	Applied For	24.00
Suzeth (Sheca – Entre Mares)	Entre Mares	Applied For	Applied For	100.00
Note: italicised claim is the Marlin exploitation licence.
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Figure 4-1: Tenure Location Plan
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Yearly payments to the MEM for the Marlin I concession consist of a concession holding fee of approximately $4,000. The annual work requirements are to exploit the mineral deposits, and present an annual report detailing quantities of minerals extracted and sold, and other technical details pertaining to the operation. According to Guatemalan requirements the concession is “coordinate staked”; filed only referenced to UTM coordinates and nothing is located on the ground.

Exploration concessions were granted for durations that range from three years to seven years. Exploration concessions require payment of holding fees of approximately $100/km2. There are no explicitly-defined work requirements to keep the concessions valid, although exploration activities (sampling, mapping, etc) need to be conducted and results filed with the Ministry of Mines (MEM) on an annual basis. No physical survey of exploration concession boundaries is required.

The extensions of many of the exploration concessions are being held up by the de-facto moratorium in place at the effective date of this Report, but Goldcorp holds first right to these claims once the moratorium is lifted, as the requests for extension have all been filed on time.

Goldcorp is extremely active in Guatemala, and in addition to the wholly-owned Project holdings, has a number of exploration-stage projects within the country.

4.4	Surface Rights

Approximately 700 small properties totalling about 1,600 ha have been purchased by Goldcorp in and around the Marlin concession. All of the surface rights in the vicinity of the Project area are believed to be privately controlled, but few of the owners possess written title to their land, as is the local custom. While all properties were legally purchased, steps are still being taken to have title to surface rights registered in Goldcorp’s name, primarily due to the lack of written title. The company holds sufficient surface rights to cover all current Project activities.

While not required under Guatemalan law, Goldcorp has decided to seek permission from landowners, or acquire surface rights to land under which underground mining will take place, even if no surface disturbance will occur.

Goldcorp continues to purchase selected surface rights parcels from willing landowners to expand a mine buffer area, for exploration purposes, and to extend the areas where Mineral Reserves can be declared.
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4.5	Royalties

Aside from the 1% royalty paid to the federal and municipal governments, a 0.1% voluntary royalty on gross revenue is paid to the municipality of Sipacapa, as part of the processing facilities lie within its boundaries.

4.6	Agreements

Surface rights have been secured by either acquisition of land or by entering into temporary occupation agreements with surrounding communities. All of the land agreements, either acquisition or temporary occupation, have been sanctioned by the pertaining Municipal, State or Federal agencies. All titles and contracts are on file at the Project site.

4.7	Permits

Goldcorp holds the appropriate permits under local, State and Federal laws to allow mining operations.

Key permits include:
•	Environmental Resolution/License (MARN);

•	Exploitation License (MEM);

•	Forestry Ministry (INAB) Permit;

•	Tax Exoneration License (SAT);

•	Explosives Permit (Ministry of Defence);

•	Fuel Storage License (MEM);

•	EIA for Power Line (MARN);

•	Municipal Construction Permits as required.
4.8	Environmental

The MEM and MARN are the two primary government agencies that oversee mining activities within the country. According to Article 31 of the Guatemalan Mining Law, a mining exploitation license holder is required to prepare and submit an Environmental and Social Impact Statement (EIA&S) for proposed projects. The MARN is the agency that approves the document, and the MEM requires a copy of the MARN approval in
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order to issue the exploitation license. Goldcorp is required to comply with the 13 terms of the MARN resolution 779-2003/CRMM/EM approving the EIA&S document.

A separate Environmental Impact Assessment (EIA) was prepared in 2006 for the La Hamaca deposit and has been approved by the MARN. The West Vero deposit is expected to be covered under the current Marlin EIA&S as it is not a disconnected satellite operation.

No other Guatemalan institutions require environmental monitoring for the Marlin operations; however, the Ministry of Public Health and Social Assistance (MSPAS) is authorized to conduct audits.

4.8.1	Permits

Environmental permits are required by Guatemalan law, and are in place for Project operations. The environmental management system and environmental and social management plans were developed in accordance with the appropriate Guatemalan regulations.

With the proposed change in tailings storage method (see Section 16.5), a modification to the mine closure plan will be required. Based on the information available and assessment of this information, Goldcorp considers that it is reasonable to expect that the closure plan can be appropriately modified, meet regulatory requirements, and the required infrastructure can built by the time the current tailings dam is projected to be full in 2012. As a result, Goldcorp is of the opinion that no material effects on Mineral Reserves will result from the proposed modification to the tailings storage methodology.

4.8.2	Environmental Liabilities

At the effective date of this Report, environmental liabilities are limited to those that would be expected to be associated with an operating gold mine where production occurs from open pit and underground sources, including roads, site infrastructure, waste rock and tailings storage facilities.

4.8.3	Baseline Studies

In July 2002, baseline environmental studies were begun at the Marlin Project. These studies included surface and groundwater monitoring and air monitoring. In addition, a flora and fauna study was contracted to be done for both the wet and dry seasons. In October 2002, additional studies were initiated, including regional socioeconomics,
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hydrology, seismology and meteorology. A regional health baseline study was conducted in 2005 before operations began.

4.8.4	Reforestation

The Project reforestation campaign is part of the Forestry Management Plan approved by the Guatemalan Instituto Nacional de Bosques (INAB). Reforestation was described in this plan as compensation for the direct impact of tree cutting within the mine area footprint. The compensation requirement was to reforest 190 ha; this requirement was completed during the first two years of the reforestation campaign, 2004 and 2005. Goldcorp has continued reforesting between 5 ha and 20 ha annually beyond the INAB requirements.

While reforestation is a requirement under Guatemalan law, the Incentivos Forestales (reforestation incentives) program is a voluntary program initiated by the company in agreement with INAB and in conformance with INAB’s reforestation model to ensure that planted trees reach maturity. Under this program, private landowners are paid incentives for planting and caring for trees. The incentives are paid for five years. In addition to cash incentives, participating landowners receive technical assistance from the company for ground preparation, fertilizing, plague control and other ongoing tree care services for the first five years. After that period the landowner is responsible for the care of the trees and may manage them for potential benefit; i.e. managed harvesting for firewood.

4.8.5	Closure Considerations

A closure and reclamation plan has been prepared for the mine site. The costs for this plan were calculated based on actual volumes of material to move, areas to re-vegetate, and actual contractor unit earthmoving, revegetation, and facility dismantling costs.

Closure costs are currently estimated at US$17 M, and include allocations to cover rehabilitation of the pit areas, waste dumps, process facilities, and tailings storage facility. It is expected that the closure cost estimate will increase, to about US$20 M in 2011 due to planned operational changes relating to mine development and tailings storage.

The company is funding its closure cost obligations through allocating a percentage of sales revenue to a closure fund.
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4.9	Socio-Economics

Public consultation and community assistance and development programs are ongoing. Implementation of sustainable development initiatives commenced in 2003.

The company has an ongoing public consultation and disclosure program (PCDP) for the Marlin Mine. The objectives and initial elements of the program are described in the Marlin Mining Project Public Consultation and Disclosure Plan, which was submitted to the International Finance Corporation (IFC) as a supporting document for the original IFC loan application. Marlin Mine public consultation and disclosure policies and procedures have evolved over time as conditions have changed and mine staff and local officials and residents have become more familiar with each other.

Every year, the company publishes an annual monitoring report (AMR) to establish compliance of the Marlin Mine with the applicable Guatemalan requirements and the Environmental and Social Impact Study approved for the mine. The AMR is prepared in accordance with International Finance Corporation/Equator Principle environmental guidelines and social policies. The company has contracted for preparation of AMRs since the mine was under construction in 2004; at first for compliance with the provisions of the company’s IFC loan, and on a voluntary basis since 2006 when the loan was repaid. English and Spanish language versions of every AMR have been made available to the public as a method for communicating with stakeholders and promoting transparency. Specific components of the AMR include the following:
•	A detailed description of all significant health and safety, environmental, social and community development activities and events that occurred during the reporting period;

•	Provision of additional information about activities (i.e., status of permits or other approvals, ongoing public consultation during operations, sustainable development initiatives, etc.);

•	Quantitative performance monitoring data summaries in comparison to appropriate national requirements and international guidelines;

•	An explanation of any cases of non-compliance with national requirements and international guidelines or applicable regulatory limits that have occurred, identifying the cause and the corresponding corrective measures planned or underway to prevent future occurrences.
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4.10	Comment on Section 4

In the opinion of the QP, the information discussed in this section supports the declaration of Mineral Resources and Mineral Reserves, based on the following:
•	Goldcorp holds 100% of the Project; mineral tenure is in the name of an indirectly wholly-owned Goldcorp subsidiary;

•	Information provided by Goldcorp legal experts supports that the mining tenure held is valid and is sufficient to support declaration of Mineral Resources and Mineral Reserves;

•	Goldcorp holds sufficient surface rights in the Project area to support the mining operations, including access and powerline easements;

•	Goldcorp holds the appropriate permits under local, State, and Federal laws to allow mining operations;

•	The company holds an approved environmental impact assessment;

•	Annual land usage and environmental compliance reports have been lodged;

•	The appropriate environmental permits have been granted for Project operation by the relevant Guatemalan authorities;

•	At the effective date of this Report, environmental liabilities are limited to those that would be expected to be associated with an operating gold mine where production occurs from open pit and underground sources, and where disturbance includes mining operations, roads, site infrastructure, waste and tailings disposal facilities;

•	Goldcorp is not aware of any significant environmental, social or permitting issues that would prevent continued exploitation of the Project deposits. Based on the information available relating to potential changes to the Project closure plan as a result of proposed changes to tailings storage methodology, and assessment of this information, Goldcorp considers that no material effects on Mineral Reserves are expected;

•	A Project closure plan has been prepared. Goldcorp is funding its closure cost obligations through allocating a percentage of sales revenue to a closure fund.
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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

The Project is accessible by paved and gravel roads from Huehuetenango 50 km to the northeast, or San Marcos 70 km to the southwest. It is approximately 300km by paved and gravel roads from Guatemala City. There is an 800 m all-weather airstrip located within the mine perimeter capable of handling small to medium-size aircraft, as well as a helicopter pad. The Project area is served by a network of local dirt and gravel roads.

5.2	Climate

The climate is predominately warm and dry with well defined wet and dry seasons. The majority of the annual rainfall, 1,008 mm, is received during the wet season, which is from May through October. The average yearly temperature in the area is approximately 25ºC, but can range from 0ºC to as much as 40ºC.

Mining operations are conducted year-round. The area can be affected by tropical storms and hurricanes which can result in short-term high precipitation events.

5.3	Local Resources and Infrastructure

The majority of the Project is in the municipality of San Miguel Ixtahuacan, a region of several villages with approximately 40,000 total inhabitants. A small portion of the Project infrastructure and mineral resource lies in the municipality of Sipacapa, home to about 15,000 inhabitants.

A skilled labour force is available on site. Approximately 1,275 persons comprise the current Project workforce. Another 725 contractors are working on site. About two-thirds of the workforce comes from the immediate area, with the rest coming from other areas of Guatemala, and a small percentage of expatriate management personnel. Goldcorp expects that the life-of-mine workforce is likely to increase with the addition of more labour-intensive underground mining operations.

A camp on site provides accommodations for approximately 150 people, mainly supervisory and management staff. Most other non-local mine personnel stay in nearby communities while on rotation.
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Power for the mine is obtained from a local power broker and is provided via a 27 km 69 kV power line built by Goldcorp and dedicated to the Project. It in connected to the national grid in Tejutla, San Marcos. A set of backup diesel generators can provide power to entire site in the event of an outage of the primary system.

Mining and processing supplies and consumables are sources from both nationally and internationally. International supplies are shipped by boat two ports in either the Atlantic or Pacific oceans, or by land border crossings from Mexico, El Salvador, or Honduras.

Process and potable water for the Project is sourced from four deep wells that encounter fracture-controlled water sources. Water is stored in a series of tanks and ponds and gravity-distributed throughout the property.

Site communications include microwave repeaters to national communications infrastructure providing voice and internet service, as well as site-wide cellular phone coverage. Mining and process operations use two-way radio communications.

Current site infrastructure comprises:
•	Two open pit mines;

•	One underground mine;

•	A waste rock storage facility;

•	A camp/accommodation complex;

•	A processing plant;

•	Maintenance and administration facilities;

•	A tailings storage facility (TSF)

•	Various ancillary buildings;

•	Diversion ditches;

•	Pipelines for water and tailings;

•	Power line;

•	Backup generators;

•	Diesel storage facility;

•	Airstrip;

•	Underground backfill plant.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
A Project layout plan is included as Figure 5-1. Other major infrastructure yet to be constructed includes a tailings filtration plant (refer to Section 16.5) and new underground mines.

5.4	Physiography

Topography at the Project site is characterized by moderate to steep terrain, with elevations ranging from 1,800 m to 2,300 m above sea level. Flora primarily comprises fragmented, secondary stands of pine and oak. Fauna include many bird species as well as small populations of rodents, snakes, and small mammals. Within the greater Project area, the primary land use before mining was corn cultivation, and shepherding.

5.5	Comment on Section 5

In the opinion of the QP:
•	There is sufficient suitable land available within the Project mineral tenure for tailings disposal, mine waste disposal, and mining-related infrastructure such as the open pit, process plant, workshops and offices;

•	A review of the power and water sources, manpower availability, and transport options indicate that there are reasonable expectations that sufficient labour and infrastructure is available or under construction to support declaration of Mineral Resources, Mineral Reserves, and the mine plan;

•	Mining activities to date demonstrate that mining can take place on a year-round basis.
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Figure 5-1: Project Infrastructure Layout Plan
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
6.0	HISTORY

Montana commenced exploration in the vicinity of San Miguel during 1996. Following two years of grassroots regional work, the Marlin deposit was discovered in 1998. Francisco continued exploration following project acquisition. Work completed by Francisco included rock-chip, soil, channel and trench sampling, stream sediment sampling, induced polarization (IP) and resistivity ground geophysical surveys, geological mapping and 24 core drill holes (2,500 m). This work identified the Main Zone, Don Tello–Los Tomates Zone, La Hamaca, Ajel, and Los Cochis Zone gold and silver anomalies.

Glamis acquired the Project in 2002, undertook core and reverse circulation (RC) drilling, metallurgical test work, engineering studies, and mineral resource estimates. Mine development commenced in 2004, and the mine became operational in late 2005. In 2006 drilling in the southwestern corner of the Marlin I concession encountered significant mineralization. Drilling of the West Vero vein was also undertaken.

Since Project acquisition in 2006, Goldcorp has continued mining and exploration activities. Open pit production since start-up is detailed in Table 6-1; Table 6-2 shows the production through the mill in the same period.
Table 6-1: Open Pit Production Table 2005–2010

		Gold	Silver
	Tonnage	Grade	Grade	Waste	Strip Ratio
Year	(kt)	(Au g/t)	(Ag g/t)	(kt)	(waste:ore)

2005	377	5.84	62.93	576	1.53
2006	1,032	3.75	40.83	2,355	2.28
2007	1,254	3.00	50.52	3,558	2.84
2008	1,700	2.44	40.39	5,413	3.18
2009	1,816	2.10	28.18	7,430	4.09
2010	1,519	2.81	37.15	7,223	4.76

Table 6-2: Open Pit Production Table 2005–2010

Description	2005	2006	2007	2008	2009	2010

Tonnes Milled (Mt)	0.126	1.089	1.773	1.845	2,161	1.600
Grade (Au g/t)	8.39	4.92	4.55	4.54	4.26	5.94
Grade (Ag g/t)	84	75	84	90	87	141
Production gold (koz)	23.8	160.9	227.2	241.4	274.9	296.0
Production silver (koz)	154.5	1,598.5	2,837.3	3,287.5	4,156.5	6,259.1

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The remainder of this Report documents the ongoing mining, development and exploration activities and provides updated Mineral Resource and Mineral Reserve estimates for the Project. The West Vero deposit is planned to be brought into underground production during 2011–2012.
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7.0	GEOLOGICAL SETTING

7.1	Regional Geology

Tectonically, Guatemala is characterized by a large suture zone formed by the collision of two major tectonic plates, the North American and Caribbean plates, and the influence of the subduction zone of the Cocos plate. This tectonic contact is formed by two east–west-trending systems of strike-slip faulting, the Cuilco–Chixoy–Polochic fault and the Motagua fault. This tectonic suture zone represents the boundary between the Mayan and Chortis tectonic blocks (Figure 7-1).

The Mayan tectonic block is located north of the Cuilco–Chixoy–Polochic fault system and consists mainly of metamorphic rocks, detrital sediments, limestones and some intrusive rocks. The Chortis tectonic block is located south of the fault system and is consists of an underlying basement of pre-Permian metamorphic rocks, intrusions and associated sedimentary rocks that underlie the Tertiary–Quaternary rocks of the volcanic cordillera. This block also contains an active volcanic arc that is associated with the subduction of the Cocos plate. Ophiolite complexes are also present along the suture zone.

The Marlin gold–silver deposit is located within the Chortis block, and closely associated with faults that cut a sequence of calc-alkaline Tertiary volcanic rocks, 20 km south of the left-lateral strike-slip Cuilco–Chixoy–Polochic fault system.

Lithologies of the Chortis Block include Palaeozoic schist, gneiss and granite which are overlain by dacitic to andesitic tuff, lahar and andesitic to basaltic flows formed during Tertiary volcanic eruptions. Eruptive units are separated by thin beds of waterlain sedimentary rock composed mostly of shale and tuffaceous shale. These rocks are covered by locally thick eruptive units of Quaternary and recent dacitic volcanic ash. The Marlin deposit occurs within the Tertiary mafic eruptive unit. The deposit trends in the same direction as the Cuilco–Chixoy–Polochic fault system.
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Figure 7-1: Guatemalan Regional Geology
7.2	Project Geology

The Marlin deposit is hosted within a sequence of Tertiary volcanic rocks, approximately 400 m to 500 m in thickness, overlying a metamorphic basement. There are four main lithological units present within the Project area: pyroclastic deposits, andesitic rocks, a volcaniclastic sequence, and porphyritic dykes.

7.2.1	Quaternary Pyroclastic Deposits

Quaternary pyroclastic deposits form a thin (<10 m) veneer over much of the project area. The most common rock types are crystal tuffs with subordinate pumiceous layers. Outcrop and test pit exposures reveal a well-stratified sequence of variably welded ash and lapilli air-fall deposits.

7.2.2	Marlin Andesites

The “Marlin Complex” consists of Tertiary andesitic rocks including massive lavas and fragmented breccias. These andesite units interfinger along irregular, sharp to gradational contacts, and the breccia textures are more abundant near contacts with
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the surrounding rocks. The contact between the Marlin Complex and the underlying Tertiary volcaniclastic rocks dips at 20º to 30º to the south.

7.2.3	Tertiary Volcaniclastic Sequence

A bedded to massive volcaniclastic sequence up to several hundred metres thick underlies the Marlin Complex, and hosts mineralization at deeper levels of the deposit. The sequence exhibits significant textural and compositional variation. The principal rock types within this sequence include:
•	Conglomerates and sedimentary breccias composed almost exclusively of porphyritic volcanic clasts;

•	Conglomerates and sedimentary breccias with a significant component of other rock types, the most common of which are felsic gneiss and black carbonaceous shale;

•	Volcaniclastic mudstone, siltstone, sandstone, and pebble conglomerate/breccia. These range from thin beds of finely-laminated siltstone and shale to thick beds of conglomerate and sedimentary breccia. Fine siltstones with abundant accretionary lapilli are exposed within this sequence in outcrops along the Rio Tzala.
Fine siltstones with abundant accretionary lapilli are exposed within this sequence in outcrops along the Rio Tzala.

7.2.4	Porphyritic Dykes

Porphyritic (plagioclase + hornblende) dykes are intersected in several drill holes and are exposed on surface mainly to the south of the deposit area. They are compositionally and texturally similar to the Marlin Complex, to which they may be genetically related. The dykes exposed on surface are steeply dipping to sub-vertical.

7.2.5	Structure

Structural controls of the Marlin gold–silver deposits involve both pre-mineral and post-mineral faults that have modified the geometry and grade distribution of the deposit. A gently south-dipping thrust fault contact is observed between the Marlin Complex and the underlying volcaniclastic sequence. The system appears to be controlled by a series of stacked thrust faults. These pre- to syn-mineralized structures trend approximately east–west and locally host porphyritic andesite dykes. Later movement along these structural systems has created a south-side down displacement across some the mineralized breccia zones oriented along the plane of the thrust faults.
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7.2.6	Alteration

Gold–silver mineralization at Marlin occurs within a broad east–west-trending zone of structurally controlled, argillic alteration, enclosing spatially restricted zones of silicification. These silicified zones often coincide with areas of high vein density and abundant quartz stockwork and breccia.

Alteration in the Marlin area is typical of a low-sulphidation epithermal system. The core of quartz–adularia–calcite veins are tightly confined to faults within densely silicified rock at depth. Stockwork veining occurred across broader, complexly-sheared zones within 100 m to 200 m of the present surface.

Narrower, discontinuous, silicified zones occur along the Marlin Vein within the Virginia Fault from 2,000 m elevation to the original pre-mining surface (2,200 m elevation). From 2,000 m elevation to depths below the deepest drilling at 1,600 m, the volcaniclastic (Tv) stratigraphy is pervasively silicified over widths of at least 500 m, centered on the Virginia Fault. The silicified zone narrows quickly at the eastern end of the ore body. Silicification continues beyond drilling to the west. The bulk of this silicification event occurred prior to main ore-stage gold–silver deposition.

Alteration consisting of quartz–sericite–pyrite–clay–chlorite forms a 50–100 m halo around the deposit beyond and above the zone of silicification. Chlorite–calcite–pyrite–clay alteration is present another 50–100 m beyond this. An increase in quartz–sericite–pyrite alteration to the west indicates that the centre of the hydrothermal system is to the west of the Marlin deposit. Chlorite–calcite–smectite alteration is the most pervasive alteration type, covering an area of 3 km2.

7.3	Deposit Geology

Most gold and silver mineralization is hosted within quartz veins and quartz vein stockworks within dacitic, lithic tuff of the Marlin Complex within south-dipping tectonic breccia zones of the underlying volcaniclastic sequence. A small part of the mineralization is hosted in calcite veins (Figure 7-2).

The Main Zone is located on a silicified knoll and surrounded by zones of strong argillic alteration. The Main Zone represents a 30–40 m thick mineralized body, controlled by a set of stacked thrust faults, which crops out to the north over the silicified knoll. These thrust faults play a major role in controlling the distribution of gold and silver grades, and are dominated by tectonic breccia zones.

The main quartz vein zone within the Marlin deposit strikes N70W and dips 20–70º to the south. This vein zone intersects with a second vein zone that strikes N70E and
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dips steeply to the north. Gold and silver values are greatest at the intersections of the vein zones.

At the Main Zone, gold and silver mineralization occurred within a dense network of northeast- and northwest-trending quartz veins, and also throughout abundant zones of quartz stockwork, and breccia. Drilling to date has determined the grade, thickness and continuity of the flat-lying mineralized zone for more than 400 m along strike, and several hundreds of metres down-dip to the south. The body remains open to the east, west and south (Figure 7-3).

Mineralization is confined within a quartz stockwork zone developed proximal to the Virginia Fault. Contained within the stockwork zones is a massive quartz–adularia–calcite vein. The majority of the lower-grade ore parallels the Virginia Fault. The width of the stockworks varies along its strike and down dip. Concentrations of higher-grade ore often occurs where the Virginia Fault is intersected by mineralized faults such as the Don Tello Fault (refer to Figure 7-3).

These intersecting faults are also mineralized but are much narrower (2–3 m) than the Virginia Fault. A massive, higher-grade quartz–adularia–calcite vein is located within the mineralized stockworks zone. The vein averages 4 m in width, but varies from 2 m to as much as 13 m. The location of the vein can vary within the mineralized shears occurring at the center or along either margin. In general the quartz–calcite veins are continuous along the drilled strike of the Virginia Fault. Multiple vein intercepts are rarely encountered.

The Don Tello–Los Tomates Zone is a 20–30 m wide, northeast-trending, structural corridor consisting of a central high-grade quartz–calcite vein and marginal stockwork zones. This corridor is located 200 m south of the Main Zone.

The Los Cochis Zone is a 30–35 m wide, northwest-trending, structural corridor dominated by mineralized zones of quartz stockworks.

The West Vero zone is a system of narrow semi-parallel veins and cross-structure situated about 1.5 km southwest of the Main Zone.

The La Hamaca zone is located about 3 km north of Marlin, and is similar to the West Vero zone.
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Figure 7-2: Project Geology Plan View
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Figure 7-3: Typical Section, Marlin Deposit (section 639,700)
Note: figure is approximately 525 m across in a horizontal direction (i.e. from figure left to right).
7.4	Comment on Section 7

In the opinion of the QP, knowledge of the deposit settings, lithologies, and structural and alteration controls on mineralization is sufficient to support Mineral Resource and Mineral Reserve estimation and to support mine planning.
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8.0	DEPOSIT TYPES

The Marlin deposit is considered to be an example of a low-sulphidation epithermal deposit. The type description for low-sulphidation epithermal deposits below is abstracted from Panteleyev (2005).

Low-sulphidation epithermal deposits are high-level hydrothermal systems, which vary in crustal depths from depths of about 1 km to surficial hot spring settings. Host rocks are extremely variable, ranging from volcanic rocks to sediments. Calc-alkaline andesitic compositions predominate as volcanic rock hosts, but deposits can also occur in areas with bimodal volcanism and extensive subaerial ash flow deposits. A third, less common association is with alkalic intrusive rocks and shoshonitic volcanics. Clastic and epiclastic sediments in intra-volcanic basins and structural depressions are the primary non-volcanic host rocks.

Mineralization in the near surface environment takes place in hot spring systems, or the slightly deeper underlying hydrothermal conduits. At greater crustal depth, mineralization can occur above, or peripheral to, porphyry (and possibly skarn) mineralization. Normal faults, margins of grabens, coarse clastic caldera moat-fill units, radial and ring dyke fracture sets, and hydrothermal and tectonic breccias can act as mineralized-fluid channelling structures. Through-going, branching, bifurcating, anastomosing and intersecting fracture systems are commonly mineralized. Mineralization forms where dilatational openings and cymoid loops develop, typically where the strike or dip of veins change. Hanging wall fractures in mineralized structures are particularly favourable for high-grade mineralization.

Deposits are typically zoned vertically over about a 250 to 350 m interval, from a base metal poor, Au–Ag-rich top to a relatively Ag-rich base metal zone and an underlying base metal rich zone grading at depth into a sparse base metal, pyritic zone. From surface to depth, metal zones grade from Au–Ag–As–Sb–Hg-rich zones to Au-Ag-Pb-Zn–Cu-rich zones, to basal Ag–Pb–Zn-rich zones.

Silicification is the most common alteration type with multiple generations of quartz and chalcedony, which are typically accompanied by adularia and calcite. Pervasive silicification in vein envelopes is flanked by sericite–illite–kaolinite assemblages. Kaolinite illite–montmorillonite ± smectite (intermediate argillic alteration) can form adjacent to veins; kaolinite–alunite (advanced argillic alteration) may form along the tops of mineralized zones. Propylitic alteration dominates at depth and along the deposit margins.

Mineralization characteristically comprises pyrite, electrum, gold, silver, and argentite. Other minerals can include chalcopyrite, sphalerite, galena, tetrahedrite, and silver
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
sulphosalt and/or selenide minerals. In alkalic host rocks, tellurides, roscoelite and fluorite may be abundant, with lesser molybdenite as an accessory mineral.

Global examples of low-sulphidation deposits include Creede, Colorado; Hishikari, Japan; and Lihir, Papua New Guinea.

8.1	Comment on Section 8

Features of the Marlin deposit that classify it as a low-sulphidation deposit include:
•	Project setting in a continent-margin magmatic arc, and association with extensional structures;

•	Tertiary age;

•	Calc-alkaline andesitic composition host rocks;

•	Veins were emplaced in a predominantly extensional environment, veining is associated with regional through-going structure;

•	Presence of chalcedonic and opalline quartz (low temperature cryptocrystalline to colloidal quartz);

•	Mineralization is hosted in multiphase colloform- to crustiform-banded quartz–adularia veins and polyphase breccias; well developed cyclic banding of quartz + sulphides–sulphosalts with cryptocrystalline (chalcedonic) to fine-grained quartz. Cockade and lattice structures are common;

•	Gold occurs within or is rimmed by sulphosalts and free within the quartz;

•	Volumetrically low sulphide contents, with the sulphide assemblage dominated by pyrite;

•	Pervasive silicification in vein envelopes is flanked by sericite–illite–kaolinite assemblages. Intermediate argillic alteration formed adjacent to some veins; advanced argillic alteration formed along the tops of some mineralized zones. Propylitic alteration dominates at depth and peripherally.
In the opinion of the QP, a low-sulphidation epithermal deposit type is an appropriate model for the Project and for development of Mineral Resource and Mineral Reserve estimates.
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9.0	MINERALIZATION

Ore-stage veins and stockwork zones consist of banded quartz, calcite and adularia, with smaller amounts of pyrite, acanthite, pyrargirite–proustite and native gold–electrum. The veins cut all rock types and earlier-stage alteration types. Below the 2,000 m elevation, within the densely silicified zone, a wider vein is confined to the Virginia Fault with a relatively narrow stockwork ± hydrothermal breccia halo, rarely over 10 m wide. Near surface, particularly above an elevation of 2,100 m, the Virginia Fault imbricates, and intersections with cross faults trending mostly N70E helped develop broader stockwork zones over 50 m wide.

The Marlin and Cochis pits encompass this lower-grade stockwork with high-grade vein along the fault, while the underground mineralization includes the deeper, consolidated quartz–calcite–adularia veins. The La Hamaca and West Vero zones share the same characteristics as the Marlin underground mineralization style. Figure 9-1 is a typical section showing the geology and mineralization of the Marlin pit and underground mines.

Mineralization extended over an east–west distance of 2,500 m and as much as 1,000 m in north–south extent in the Marlin/West Vero Zone. Much of this area is still as of yet unexplored and new veins have been found very close to current workings with high-grade gold and silver values that may, with additional drilling, potentially support mineral resource estimates.

The vast majority of the oxidized portion of the currently-defined deposit has been mined, leaving mainly sulphide Mineral Reserves. Non-oxide mineralization contains pyrite at average concentrations of 1–3%.

Many of the highest-grade intersections at Marlin occur within south-dipping tectonic breccia zones. The contact between the base of the Marlin Complex and lower volcaniclastic rocks coincides with one of these breccia zones. The breccias also occur wholly within individual lithological units; for example, within the volcaniclastic unit in the vicinity of the southeast extension.

Silver to gold ratios in the upper portions of the mineralized zones developed on the Virginia Fault are generally low, at about 15:1. Below the 2,000 level, the ratio increases to about 30:1 with some local areas displaying ratios greater than 50:1. The current Mineral Reserve at West Vero has a ratio of 65:1, meaning that silver will be approximately equal in value to the gold produced at current metal prices and recoveries. The silver:gold ratio at La Hamaca is about 25:1.
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Figure 9-1: Typical Geological and Mineralization Section, Main Zone (Section 21450N)
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Figure 9-2: Typical Geological and Mineralization Section, La Hamaca Zone (Section 10,300 NE)
Note: Yellow = Quaternary alluvium; pink = rhyolitic dome; orange = volcaniclastic sediments; purple: felsic volcanic rocks; green: andesites; red = vein zones; blue = interpreted faults. Blue circles = locations of samples taken for geochemical testing.
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9.1	Comment on Section 9

In the opinion of the QPs, the mineralization style and setting of the deposits is sufficiently well understood to support Mineral Resource and Mineral Reserve estimation.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
10.0	EXPLORATION

Exploration has been undertaken by Goldcorp, its precursor companies (e.g. gold exploration by Francisco), or by contractors (e.g. geophysical surveys).

Exploration activities on the Project have included geological mapping, core drilling, reverse circulation drilling, trenching, soil and sediment sampling, ground geophysical surveys, mineralization characterization studies and metallurgical testing of samples. Petrographic studies and density measurements on the different lithologies have also been conducted.

A summary of the work programs completed to the Report effective date are summarized in Table 10-1.

10.1	Grids and Surveys

The topographic base map for the project was originally developed in 2005 by Eagle Mapping Group of Vancouver, Canada using photogrammetric methods and based on 1:15,000 scale aerial photography. These flight data were used to create contours spaced at 2 m intervals on a map with base scale of 1:2,000.

The coordinate system used for all data collection and surveying at Marlin is the Universal Transverse Mercator (UTM) system NAD 27 Zone 15. Some of the original block models were created on a rotated local coordinate system, but all data was translated back to UTM in 2005.

Survey control points were established using post processed GPS data linked to the national survey network. This work was carried out by a professional surveyor.

10.2	Geological Mapping

Regional and detailed geological mapping was completed in a number of phases. Map scales varied from regional (1:20,000) to prospect scale (1:2,000). Map results were used to identify areas of quartz veining, alteration, silicification and sulphide outcrop that warranted additional work.

The open pits are mapped as operations allow, at a scale of 1:500. Underground mapping is typically performed at 1:200 scale.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Table 10-1: Exploration Summary Table

Operator	Work Undertaken

Montana/Francisco	Detailed geological mapping over Marlin and regional mapping in the surrounding areas; 2,800 rock-chip, channel and trench samples; extensive stream sediment program (134 samples) covering an area of 6 km by 8 km centered on Marlin’s Main Zone; 10 line km (300 samples) of soil geochemical sample surveys over the Main Zone area; 20 line km of IP/resistivity surveys over an area 1,200 m by 1,000 m centered on the Main Zone; 72 core holes (7,606 m).

Glamis	Metallurgical testwork, underground drift development, mineral resource estimation, RC, core and rotary drilling, geotechnical and hydrological studies, condemnation drilling, engineering studies, mine development studies.

Goldcorp	Continued exploration through core and RC drilling, exploration drifting, and geochemical sampling of district targets. Met testing of samples from new reserve and resource areas.
10.3	Geochemistry

Soil, stream sediment, channel, pit, adit, underground, grab and rock sampling are used to evaluate mineralization potential and generate targets for core drilling. Geochemical data have been superseded by the drill programs and production data in all Mineral Resource and Mineral Reserve areas.

10.4	Geophysical Surveys

Ground geophysical surveys, consisting of IP and resistivity, were used to vector into mineralization and generate targets for drill programs. A gravimetric survey was also undertaken in 2006 to define regional targets.

10.5	Drilling

Drilling completed on the Project is discussed in detail in Section 11 of the Report.

10.6	Bulk Density

Bulk density data collected to date on the Project are discussed in Section 12 of this Report.

10.7	Geotechnical and Hydrology

Various geotechnical and hydrogeological studies were undertaken prior to mine construction to determine the likely rock mass characteristics of the open pit and
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
underground mines, and underground support requirements, as well as effects of groundwater on operations.

All drill core was logged for rock quality designation (RQD) and recovery percentage, and in most holes it was noted how much water was produced and at what elevation.

10.8	Other Studies

Structural geology studies and mineral genesis studies have also been performed to support exploration activities, and provide vectors for identification of additional mineralized zones.

10.9	Exploration Potential

Numerous surface rock chip and grab samples within the Marlin Project area have returned gold values above 1 g/t. Within these areas, on-going exploration has identified an extensive network of faults and fractures which exist for over 10 km along strike from the Main Zone and along parallel and crosscutting faults. Detailed surface work has delineated four additional drill targets outside of the Main Zone (Figure 10-1).

The most advanced target, Coral, is in a structural corridor striking N30E and extending from the Los Cochis mineralization through the La Hamaca target for a distance of over 3 km. Quartz vein alteration has been traced over a distance of 1 km in a N70W direction and displays a width of as much as 100 m. This mineralization is less than 1 km north of the Main Marlin mineralization. Surface rock chip sampling has indicated high-grade gold anomalies. The target is open-ended along strike in both directions.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Figure 10-1: Exploration Target Summary Plan
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Exploration work in the Marlin district continues to be directed at identifying new district exploration targets, extending known mineralized zones, and infill drilling to support potential conversion to Mineral Resources. Specific objectives include:
•	Continue in-fill and extensional exploration within the Marlin mine area proper (i.e. Marlin, Rosa and Tello veins) so as to support potential conversion to Mineral Resources and eventually to Mineral Reserves;

•	Continue drilling on west end of the West Vero zone to so as to support potential conversion to Mineral Resources and eventually to Mineral Reserves, and to identify any areas of additional mineralization;

•	Define sufficient mineralization though exploration and infill drill programs so as to support Mineral Resource estimation on the newly-discovered Delmy vein, which is a N10E structure dipping about 75ºE to the east, located about 300–500 m northwest of the Marlin vein. The vein is currently defined over an approximate horizontal and vertical extent of 200 m x 200 m;

•	Complete first-pass exploration drilling on the Coral target from surface or underground drill stations;

•	Advance other district vein occurrences to drillable targets (Ixcaniche target area, Los Chocoyos);

•	Continue exploration, including community relations projects, at other targets in the region that will increase the long-term sustainability of the district. Such targets include the buried Poj and La Cuesta targets in the southern portion of the Project area.
10.10	Comment on Section 10

In the opinion of the QP, the exploration programs completed to date are appropriate to the style of the deposits and prospects within the Project. The structural, age dating, and petrographic research work supports the genetic and affinity interpretations.
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11.0	DRILLING

Drilling completed on the Marlin Project for the period 1998 to 2010 comprised 2,028 drill holes (361,000 m). Drill data are summarized in Table 11-1. Drill hole locations for the Project are shown in Figure 11-1, with the main deposits labelled. A typical drill section through the Main Zone is included as Figure 11-2.

11.1	Drilling History

During 2001 and 2002, Francisco Gold drilled some shorter core holes in the upper portion of the Main Zone in the area of what is now the open pit operation.

In 2002 and 2003, Glamis began a program of longer core and reverse circulation holes at the Main Zone which encountered what would become the underground mineral resource area of the Main Zone. Glamis also drilled a series of short rotary RC holes in the upper few benches of the Main zone to define a high-grade capping structure called the Rubble Zone. A small number of holes were drilled in the Vero zone.

In 2004, more infill and step-out drilling was performed on the Main Zone and limited drill program was completed drilled in Vero, but the drill holes were still sited to the east of the currently-delineated Mineral Reserves. The first holes were also drilled at La Hamaca, supporting estimation of a mineral resource there.

In 2005, a total of 27 drill holes were completed at the West Vero Zone. The Rosa vein was also drilled from the underground mine development. Detailed Virginia vein definition drilling was also undertaken. Additionally, in-fill drilling at the La Hamaca deposit supported conversion of some mineral resources to mineral reserves. A series of condemnation holes was also drilled in areas where infrastructure was planned to be built.

In 2006, a total of 37 drill holes were completed during the year at the West Vero and Ajel zones. Some infill drilling was also carried out at the La Hamaca deposit and a small surface program tried to locate the near-surface presence of the Rosa vein.

In 2007, exploration focused on definition of additional mineralization in the Marlin West extension zone, conversion of a portion of the West Vero zone mineral resources to mineral reserves and advancement of an exploration drift towards the Coral zone, a satellite occurrence located 1 km north of the Marlin Zone. During the year, a total of 24 holes (11,410 m) were drilled at West Marlin, 21 holes (7,648 m) at West Vero and 187 m of underground drift development towards Coral was completed.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Table 11-1: Drill Hole Summary Table

			RC		Core		Total
Year	Project Operator	Area	Number Holes	Metres	Number Holes	Metres	Number Holes	Metres

2001-2002	Francisco	Main Zone			72	7,606	72	7,606
2002-2003	Glamis	Main Zone	193	33,140	122	44,340	315	77,480
2002-2003	Glamis	Vero			12	1,838	12	1,838
2003	Glamis	Rubble	97	1,311			97	1,311
2004	Glamis	Main Zone			70	20,152	70	20,152
2004	Glamis	Vero			32	4,858	32	4,858
2004	Glamis	La Hamaca	25	6,019	33	8,416	58	14,435
2005	Glamis	Main Zone			9	1,122	9	1,122
2005	Glamis	La Hamaca			43	10,886	43	10,886
2005	Glamis	West Vero			26	6,215	26	6,215
2005	Glamis	UG Defenition			54	4,950	54	4,950
2006	Glamis	Rosa			12	2,711	12	2,711
2006	Glamis	La Hamaca			5	1,382	5	1,382
2006	Glamis	West Vero			37	13,009	37	13,009
2006	Glamis	UG Defenition			192	14,147	192	14,147
2007	Goldcorp	Main Zone			24	11,410	24	11,410
2007	Goldcorp	West Vero			21	7,648	21	7,648
2007	Goldcorp	UG Defenition			213	19,415	213	19,415
2007	Goldcorp	Nati/Ixcaniche			12	1,422	12	1,422
2008	Goldcorp	Main Zone			20	7,782	20	7,782
2008	Goldcorp	West Vero			16	7,423	16	7,423
2008	Goldcorp	UG Defenition			196	21,884	196	21,884
2008	Goldcorp	Nati/Ixcaniche	7	2,046	16	4,764	23	6,810
2008	Goldcorp	Tello	11	3,026			11	3,026
2008	Goldcorp	Coral			1	593	1	593
2009	Goldcorp	West Vero			22	14,082	22	14,082
2009	Goldcorp	Ixcaniche			1	372	1	372
2009	Goldcorp	Coral			4	872	4	872
2009	Goldcorp	UG Defenition			183	23,649	183	23,649
2009	Goldcorp	Tello			6	879	6	879
2010	Goldcorp	West Vero			24	14,004	24	14,004
2010	Goldcorp	Coral/Delmy			20	7,353	20	7,353
2010	Goldcorp	East Marlin			26	9,996	26	9,996
2010	Goldcorp	UG Defenition			165	18,585	165	18,585
2010	Goldcorp	Ixcaniche			6	1,925	6	1,925

Total			333	45,542	1,695	315,690	2,028	361,232

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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Figure 11-1: Project Drill Hole Location Map

PROJECT:	Marlin Project Drill Collars
DATE:	2011/03/03
TIME:	16:57:26
SCALE:	X = 1mm : 25000mm
	Y = 1mm : 25000mm
Red - La Hamaca	Magenta - Marlin UG
Brown - Marlin Surface	Green - West Vero

La Hamaca
Marlin
West Vero

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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Figure 11-2: Typical Drill Hole Cross Section, Main Zone (Section 3401075 N)

2400
2300
2200
2100
2000
1900
1800
1700
1684300 N
1684200 N
1684100 N
1684000 N
1683900 N
1683800 N
Gold Equivalent
(g/t)
< 0
>= 0
>= 0
>= 0
>= 1
>= 5
>= 15

PROJECT:	Section AZ340 1075
DATE:	2011/03/03
TIME:	16:26:57
SCALE:	X = 1mm : 3000mm
	Y = 1mm : 3000mm
Blue is low grade domain	Magenta is high grade domain

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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Drilling was also conducted around a small anomaly, Nati/Ixcaniche, encountered while undertaking geotechnical drilling for a tailings dam.

In 2008, exploration continued to focus activities on the West Vero zone, West Marlin extension and the Coral drift. A total of 16 drill holes (7,423 m) were completed at West Vero; 20 holes (7,782 m) at West Marlin, 316 m of drift in the Coral area, and one core hole (593 m) at Coral. A small program was aimed at increasing the known strike extent of the Tello structure both to the east and west. Additional holes were also drilled at Nati/Ixcaniche.

In 2009, exploration continued in the West Vero zone, the West Tello extension area, the Coral zone and the Ixcaniche target area. Underground drilling was also carried out to define extensions of the Tello and Rosa veins. A total of 22 drill holes (14,082 m) were completed at West Vero, six drill holes (879 m) were completed in the West Tello zone, four drill holes (872 m) were completed at Coral, and one drill hole (372 m) was completed at Ixcaniche. Underground exploration drilling of the Rosa and Tello veins comprised 14 drill holes for 3,917 m. In addition, 56 m of underground development were completed in the Coral drift.

During 2010, exploration again focused on West Vero and attempting to locate additional mineralized zones by drilling from surface and underground towards the Coral target. A new vein, Delmy, was identified in close proximity to the Virginia vein (refer to Section 10.9). A small drill program also attempted to extend identified mineralized zones of the Virginia vein farther to the east.

11.2	Drill Contractors

Various international drill contractors have been used, including Boart Longyear (Longyear 38), Kluane (Hydracore 1000), St. Lambert (Christensen CS 1000 and 1500), Rodio Swissboring (Maxidrill), and R&R (unknown), as well as the use of many Goldcorp in-house drills (Hydracore 1000 and 2000, Longyear LM30, LM55, LM75).

11.3	Drill Methods

Reverse circulation drilling was conducted using down-hole hammers and tricone bits, both dry and with water injection. Water flow was rarely high enough to impact the drilling, although water had to be injected to improve sample quality. Some RC drilling was performed as pre-collars for core drill holes. Sample recoveries were not routinely recorded for RC holes.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Core drilling typically recovered HQ size core (63.5 mm diameter) from surface, then was reduced to NQ size core (47.6 mm) where ground conditions warranted. Metallurgical holes were typically drilled using PQ size core (85 mm). Underground core drilling is typically NTW (56 mm) or HQ size. Any break in the core made during removal from the barrel was marked with a “colour line”. When breakage of the core was required to fill the box, edged tools and accurate measure of pieces to complete the channels was the common practice to minimize core destruction. The end of every run was marked with a wooden tick and the final depth of the run.

Core was transferred to wooden core boxes, marked with “up” and “down” signs on the edges of the boxes using indelible pen. The drill hole number, box number and starting depth for the box was written before its use, whilst end depth were recorded upon completion. All information was marked with indelible pen on the front side of the box and also on the cover.

All core from the Goldcorp drill programs has been processed on site. Transport of core boxes to the core shed was done by personnel from the company that was managing the drill program, or the drilling supervisor.

11.4	Geotechnical Drilling

Most of the core drilled for assay purposes was also logged for geotechnical rock quality designations (RQD). Some dedicated geotechnical drilling has been done in support of geotechnical studies.

11.5	Twin Drilling

In the Marlin deposit, perched water is commonly encountered at depths drilled by RC drilling. Therefore, drilling conditions susceptible to contamination may occur. A twin hole drilling program was initiated to re-sample areas where such contamination had been suspected.

Based on twin hole drilling or inspection of other nearby core holes, at least four RC holes were eliminated from the original Main Zone data base and assay data from the lower portions of an additional six RC holes was eliminated. At least four holes in the La Hamaca data base were eliminated as well. Reverse circulation drilling was rarely used after 2004 other than for preliminary exploration holes, after which any indication of mineralization was followed up with core drilling.
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11.6	Geological Logging

Logging of rotary and RC drill cuttings and core utilized standard logging procedures. Initial logging utilized paper forms, with data hand-entered into a database from the form. Logs recorded lithologies, structure and quartz vein type, fracture frequency and orientation, oxidation, sulphide mineralization type and intensity, and alteration type and intensity.

All drill core was photographed. A chip tray was created as a permanent record of each RC and rotary drill hole.

11.7	Collar Surveys

A differential GPS system is utilized to collect drill collar survey information. The local declination used is 3º. Drill hole locations are field monumented with a cement marker pierced with a PVC pipe that indicates the drill hole orientation. The PVC pipe is labelled inside and out with the hole identification or scribed into the cement.

Underground holes are surveyed with the mine total station instrument and referenced to the network of mine control points.

11.8	Down-hole Surveys

Most drill holes longer than 100 m drilled during and after 2003 were surveyed. This was done with various tools such as Tropari, Reflex, and Sperry-Sun film camera. Rotary holes greater than 200 m that had not been surveyed were de-surveyed using trend analysis of surveyed rotary holes.

11.9	Recovery

In general core recovery is very good, and is over 95%. Core recovery and RQD data are measured by labourers and recorded on a geotechnical data form that is stored with the record of each drill hole.

11.10	Deposit Drilling

Drill hole spacing is generally on 50 m sections in the Main Zone, spreading out to 200 m-spaced sections in the condemnation zones. Drill spacing is wider again in the areas outside the conceptual pit outlines used to constrain Mineral Resources.
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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Example drill intercepts for the deposits are summarized in Table 11-2, and are illustrative of nature of the mineralization. The example drill holes contain oxide and sulphide intersections and areas of higher-grade in lower-grade intervals.

Table 11-2: Drill Hole Intercept Summary Table

				Drill Intercept
Vein/Area	Hole ID	From (m)	To (m)	Interval (m)	(Au g/t)	(Ag g/t)

Marlin	EM02-008	34.74	42.67	7.93	6.15	16.76
	EM02-010	32	45.5	13.5	8.62	62.97
	EM226-164	195	227	32	2.48	49.37
	EM03-181	100.5	116	15.5	17.69	384.91

Marlin UG	EM251-246	313.76	319.00	5.24	7.090	285.86
	EM03-230	333.50	342.50	9.00	17.21	360.38
	EM213-150	365.37	372.9	7.53	15.94	354.55
	EM302-311	395.1	399.1	4.00	18.72	572.52

West Vero	CCDD05-28C	368.34	371.85	3.51	40.78	2833.35
	CCDD05-30C	251.46	256.54	5.08	1.95	64.67
	CD06-73C	339.49	343.78	4.29	2.66	69.68
	CD07-85C	365.76	370.28	4.52	13.56	1642.86
	CD08-106	384.31	393.45	9.14	5.76	138.33
	CD08-106	384.31	393.45	9.14	3.37	163.35
	CD08-107	360.38	368.32	7.94	2.63	59
	CD09-125	640.82	643.03	2.21	3.78	431.45
	CD09-127	513.98	515.85	1.87	2.32	182.63
	CD09-127	524.6	541.9	17.3	12.18	772.83
	CD09-128	543,00	588,87	43.87	13.28	807.8
	CD09-131	516.11	539.49	23.38	8.53	1030.28

La Hamaca	LH04-01	142.50	150.00	7.50	26.70	787.60
	LH04-04	130.50	135.00	4.50	31.33	1240.00
	LH04-09	99.00	103.50	4.50	14.36	372.66
	LH04-11C	160.50	165.00	4.50	3.23	135.77
	LH04-12C	233.00	239.00	6.00	4.51	163.00
	LH04-14C	287.50	292.50	5.00	7.94	47.60
	LH04-15C	271.50	276.30	4.80	4.11	61.70
	LH04-15C	285.50	289.50	4.00	5.82	157.00
	LH04-19C	265.32	270.81	5.49	6.83	58.08
	LH04-21CR	207.00	215.00	8.00	4.61	91.50
Note: Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true vein thicknesses.
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Due to the differing vein orientations, every effort is taken to orient drill holes at angles perpendicular to these directions in an effort to provide true thicknesses of mineralization. As a result, depending on the drill hole, the relationship between sample length and true thickness will vary. However, the modeling process of defining mineralization envelopes from cross section drill data provides a good representation of true vein thickness. Examples of drill hole pierce angles from surface and underground drilling were included in Figure 7-3, and from surface in Figure 11-2.

11.11	Blast Hole Drilling

Goldcorp currently employs two surface blast hole rigs, which drill 7.5 m vertical blast holes for grade control sampling in fresh rock. The sub-drill is not sampled for grade control purposes. Drilling is on a nominal 5 m x 5 m grid in softer waste rock, 4.5 m x 4.5 m in harder waste rock, and 5 m x 2.5 m in ore zones. Every other row is loaded and blasted in these zones.

11.12	Underground Drilling

Underground drilling is performed by Goldcorp personnel. The nominal drill spacing is 22 m x 44 m followed by infill drilling on a 22 m x 22 m grid. The length of the drill holes varies from 70 m to 300 m with an average of 150 m. These data are used mainly for grade control models and detailed mine planning, but are incorporated into Mineral Reserve block models when appropriate.

11.13	Comment on Section 11

In the opinion of the QP, the quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in the exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation as follows:
•	Core logging meets industry standards for gold and silver exploration;

•	Collar surveys have been performed using industry-standard instrumentation;

•	Downhole surveys performed after 2003 were performed using industry-standard instrumentation;

•	Recovery data from core drill programs are acceptable;

•	Geotechnical logging of drill core meets industry standards for planned open pit operations;
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•	Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths;

•	Drill orientations are generally appropriate for the mineralization style, and have been drilled at orientations that are optimal for the orientation of mineralization for the bulk of the deposit area;

•	Drill orientations are shown in the example cross-sections (Figure 7-3, Figure 11-2). The drill sections display typical drill hole orientations for the deposits, show summary assay values using colour ranges for assay interval histograms that include areas of non-mineralized and very low grade mineralization, and outline areas where higher-grade intercepts can be identified within lower-grade sections. The sections confirm that sampling is representative of the gold grades in the deposits, reflecting areas of higher and lower grades;

•	Drill hole intercepts as summarized in Table 11-2 appropriately reflect the nature of the gold and silver mineralization;

•	No factors were identified with the data collection from the drill programs that could affect Mineral Resource or Mineral Reserve estimation (see also Sections 12 and 14).
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12.0	SAMPLING METHOD AND APPROACH

12.1	Geochemical Sampling

Geochemical samples were collected during early-stage exploration on the Project and are superseded by core drill and production data.

12.2	Reverse Circulation Drill Sampling

Rock chip samples collected from 4 3/4 inch, face-sampling, hammer-drilled reverse circulation holes are initially collected in a five-gallon bucket. The weight is then recorded and the sample placed into the hopper of a Gilson splitter. The process is repeated until the entire 1.5 m sample is collected. The total weight is recorded on the sample sheet along with the sample identification and the time of day collected. Weights are only recorded for the dry portion of any drill hole.

The Gilson splitter is set to split the sample into two halves, one half is retained and the other half is wasted. The remaining 50% is placed into the hopper again and another 50%split is made. The two samples are placed into pre-labelled plastic sample bags, one for assay and the other is stored. An air hose and nozzle is provided for blowing out the Gilson splitter, pan and buckets. A geologist is assigned to the rotary rig to supervise sample collection and log geology.

12.3	Core Sampling

The drill core is collected and placed in wooden core boxes made locally on site. The core is washed to obtain a clean surface for geologic and geotechnical logging and placed in a covered logging facility. Core is sawn longitudinally with a diamond saw and half the core, on a nominal 1.5 m interval broken at lithological boundaries, is placed in pre-labelled plastic bags. The other half-core is retained for inspection or additional tests as warranted. Splits from the first 72 core holes from the Francisco campaign were shipped to ALS Chemex’s Hermosillo, Mexico laboratory for preparation. After preparation, the samples were shipped for assaying to either Rocky Mountain Geochemical’s laboratory in Reno, Nevada or ALS Chemex Labs in Vancouver, B.C.

Beginning in June 2002, when Glamis began the second drilling program, splits from the core holes were shipped to a facility operated by Inspectorate Laboratories in Guatemala City for preparation. From there, pulps were shipped to Inspectorate’s laboratory in Sparks, Nevada for assay. Inspectorate has been the official laboratory
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for all Marlin drilling since June 2002. Unused core from all drilling campaigns is available for inspection on site.

12.4	Production Sampling

Blast holes are sampled as whole-hole samples by an experienced sampler. A tray is placed near the drill hole collar that collects cuttings during drilling of the upper 7 m of the drill hole. The material is then split in a Gilson splitter until about 10 kg of cuttings are left. This is bagged, labelled and brought to the mine laboratory. Muck and chip sampling is performed when necessary, but is not a normal sampling procedure.

12.5	Quality Assurance and Quality Control

The quality assurance and quality control (QA/QC) programs for the Project are discussed in Section 13.

12.6	Specific Gravity Determinations

Bulk density determination was originally performed on 92 core samples. The distribution of density samples within the mineralized area is sufficient for resource estimation. The procedure utilized for the density determination was based upon ASTM Method C914. Measurements were performed by Glamis personnel. Each sample was dried and sealed with wax. The weight of the sample in air and in water was calculated. Table 12-1 summarizes the density data.

Table 12-1: Original Density Values

Sample Description	Number of Determinations	Average Density Value (t/m3)

Rubble Zone	12	2.23
Undifferentiated Oxide Volcanics	21	2.04
Undifferentiated Non-Oxide Volcanics	45	2.42
Quartz Vein	14	2.54
Density measurements have been taken on a regular basis since production began and confirm the numbers shown in Table 12-1. Samples were taken from West Vero and La Hamaca to calculate a density specific to those areas; these values are used in the respective Mineral Resource and Mineral Reserve calculations. Density used for La Hamaca vein was 2.54 g/cm3 based on limited testwork, and 2.47 g/cm3 for West Vero vein material, based on series of density tests on drill core.
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12.7	Comment on Section 12

A description of the geology and mineralization of the deposit, which includes lithologies, geological controls and widths of mineralized zones, is given in Section 7 and Section 9.

A description of the sampling methods, location, type, nature, and spacing of samples collected on the Project is included in Section 10 and Section 12.

A description of the drilling programs, including sampling and recovery factors, are included in Section 11 and Section 12. All collection, splitting, and bagging of RC and core samples were carried out by Montana, Francisco, Glamis, or Goldcorp personnel, depending on the date of the drill program. No factors were identified with the drilling programs that could affect Mineral Resource or Mineral Reserve estimation.

Figure 11-1, which shows drill hole collar locations, indicate that the sizes of the sampled areas are representative of the distribution and orientation of the mineralization.

Figure 7-3 and Figure 11-2 show approximate drill hole collar traces in relation to the orientation of the mineralization in the Main Zone. The figures also show drill hole assay intervals include areas of non-mineralized and very low grade mineralization, and confirm that sampling is representative of the gold and silver grades in the deposits, reflecting areas of higher and lower grades.

Data validation of the drilling and sampling program is discussed in Section 14, and includes review of database audit results.

Drill sample representivity, widths and grades are validated by twin and infill drilling as discussed in Section 14.

In the opinion of the QP, the sampling methods are acceptable, meet industry-standard practice, and are adequate for Mineral Resource and Mineral Reserve estimation and mine planning purposes, based on the following:
•	Data are collected following industry standard sampling protocols;

•	Sample collection and handling of RC drill cuttings and core was undertaken in accordance with industry standard practices, with procedures to limit potential sample losses and sampling biases;

•	Sample intervals in core and RC drilling, comprising maximum of 1.5 m intervals respectively, are considered to be adequately representative of the true
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thicknesses of mineralization. Not all drill material may be sampled depending on location and alteration;

•	Gravity determination procedures are consistent with industry-standard procedures;

•	There are sufficient acceptable specific gravity determinations to support the specific gravity values utilized in waste and oxide and sulphide mineralization tonnage interpolations.
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13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

From Project inception to date, Project staff of the operator at the time were responsible for the following:
•	Sample collection;

•	Core splitting;

•	Preparation of samples for submission to the analytical laboratory;

•	Sample storage;

•	Sample security.
Since mining commencement, Project staff have also been responsible for run-of mine assaying, which is performed in the mine site laboratory.
13.1	Analytical Laboratories

Sample preparation and analytical laboratories used during the exploration programs on the Project include ALS Chemex, Rocky Mountain Geochemical, CAS Honduras, and Inspectorate.

ALS Chemex was responsible for sample preparation throughout the initial exploration and infill drilling phases through its non-accredited sample preparation facilities in Hermosillo, Mexico. All samples were dispatched to the Vancouver laboratory facility for analysis, which, at the time the early work was performed, was ISO-9000 accredited for analysis; the laboratory is currently ISO-17025 certified. ALS Chemex is independent of Goldcorp and precursor companies.

Rocky Mountain Geochemical was responsible for some check analysis in the initial exploration and delineation drilling stages. The certification of the laboratory at the time of sample analysis is unknown. The laboratory is independent of Goldcorp and precursor companies.

Inspectorate was responsible for both sample preparation and sample analysis for most of the exploration campaigns from June 2002. The preparation laboratory in Sparks, Nevada, was non-accredited; the analytical laboratory held ISO-9000 accreditations for analysis. It is not known whether the preparation laboratory in Guatemala City is certified. The laboratory is independent of Goldcorp and precursor companies.
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The run-of-mine laboratory at Marlin is not certified and was not used for final assays in any of the exploration campaigns.

13.2	Sample Preparation

13.2.1	Inspectorate

Thoroughly dried samples were reduced to greater than 80% passing 10 mesh using a two stage crushing procedure, jaw and roll mill. After homogenization, a 300 g split was obtained using a Jones riffle splitter. The split was further reduced to greater than 90% passing 150 mesh. Clean sand was employed in pulverization between all samples. The sand was then inserted into the sample stream at the rate of one insertion per batch, where it was reported as a blank sample.

13.3	Analysis

13.3.1	Inspectorate

Gold and silver is estimated for each sample using fire assay. Samples that exceed 3 g/t Au and 200 g/t Ag are automatically submitted for fire assay–gravimetric finish. If geologists identify visible gold in the core, the sample is submitted for five-assay tonne analysis.

13.4	Quality Assurance/Quality Control Programs

The independent laboratories used for Project analysis exercise quality control in the form of duplicates, standard reference materials (SRMs) and blanks.

No information is available on any quality assurance or quality control (QA/QC) programs employed by Montana or Francisco prior to 2002. Glamis established a limited QA/QC program focused on coarse reject and pulp reject checks. A frequency of one in 20 pulps was systematically submitted to the ALS Chemex for gold and silver analysis. Coarse rejects were also submitted to the check laboratory.

Later programs incorporated the insertion of blanks, and standard reference (SRM) materials into sample despatches sent to Inspectorate. Blanks are sourced from local volcanic tuff that has been verified as a “blank” through round-robin laboratory testing. Standard reference materials are either purchased certified reference materials, or composites made by the Goldcorp in-house laboratory and tested at multiple certified laboratories to establish best values. Typically blanks and SRMs are inserted at the rate of approximately one in 20. Goldcorp requirements are that there is always at
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least one SRM for every 20 samples in an ore zone, with a minimum requirement of one SRM per ore zone.
Check assays consist of pulp duplicates from the Inspectorate assay programs being sent to ALS Chemex, at an approximate rate of one in 20. If the values returned by ALS Chemex are considered suspect, then the entire batch is re-assayed.

13.5	Databases

Electronic assay certificates were received and input into an Excel spreadsheet, together with logged data. The values were later checked against the physical certificate. While this is not an industry-standard method of inputting drill hole data for a large project, many checks have been done and errors corrected when found. It is the QP’s opinion that the data-entry error rate is low enough to have sufficient confidence in the database for Mineral Resource estimation purposes.

13.6	Sample Security

Sample security is not generally practiced at Marlin during the drilling programs, due to the remote nature of the site. Sample security relied upon the fact that the samples were always attended or locked at the sample dispatch facility. Sample collection and transportation have always been undertaken by company or laboratory personnel using company vehicles.

Chain of custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory.

13.7	Sample Storage

Assay pulps and crushed reject material are returned by Inspectorate to Goldcorp’s core shack at the Project site for storage when requested. Weathering has deteriorated the integrity of individual pulps from earlier drill programs, and most of the reject has been disposed of as well, due to space limitations.

Drill core is stored in wooden core boxes on steel racks in the buildings adjacent to the core logging and cutting facilities. The core boxes are racked in numerical sequence by drill hole number and depth.
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The available coarse rejects in plastic bags are stored in cardboard boxes on steel racks in a separate locked building. The coarse reject boxes are labelled and stored by sample number.
13.8	Comment on Section 13

The QP is of the opinion that the quality of the gold and silver analytical data are sufficiently reliable (also see discussion in Section 14) to support Mineral Resource and Mineral Reserve estimation and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards as follows:
•	Geochemical sampling covered sufficient area and was adequately spaced to generate first-order geochemical anomalies, and thus was representative of first-pass exploration sampling;

•	Drill sampling has been adequately spaced to first define, then infill, gold and silver anomalies to produce prospect-scale and deposit-scale drill data;

•	Drill hole spacing varies with depth. Drill hole spacing in shallow oxide mineralization is approximately 20 m. Average drill hole spacing in the core of the deposits is about 35 m. Drill hole spacing increases with depth as the number of holes decrease and holes deviate apart. Average spacing at the base of the current limits of the underground mineral reserve area is about 45 m;

•	Sample preparation for samples that support Mineral Resource estimation has followed a similar procedure since 2003. The preparation procedure is in line with industry-standard methods for gold/silver deposits;

•	Exploration and infill core and RC programs were analysed by independent laboratories using industry-standard methods for gold and silver analysis. Current run-of-mine sampling is performed by the mine laboratory, which is staffed by Goldcorp personnel;

•	There is limited information available on the QA/QC employed for the earlier drill programs; however, sufficient programs of reanalysis have been performed that the data can be accepted for use in estimation;

•	Typically, drill programs included insertion of blank, duplicate and SRM samples. The QA/QC program results do not indicate any problems with the analytical programs, therefore the gold, and silver analyses from the core drilling are suitable for inclusion in Mineral Resource and Mineral Reserve estimation;

•	Sample security has relied upon the fact that the samples were always attended or locked in the on-site sample preparation facility. Chain-of-custody procedures
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consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory;
•	Current sample storage procedures and storage areas are consistent with industry norms.
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14.0	DATA VERIFICATION

Data checks were performed by Glamis personnel in support of technical reports on the Project in 2002 and 2003, as well as by independent consultants during reserve audits conducted from 2004 to 2009.

In 2004 and 2007, Mine Development Associates of Reno, Nevada, conducted audits of the Mineral Resources and Mineral Reserves at the Marlin Project, with the objective of identifying any issues that could have a material effect on the stated amounts, and to ensure that the estimation methodology used at the Project complied with standard industry practice.

In 2008 and 2009, Marlin project Mineral Resources and Reserves were audited by Independent Mining Consultants of Tucson, Arizona, with the same objective.

Assay data verification is performed by Project staff through routinely checking the computer database against the original assay data sheets. Mathematical statistics and “flier” searches are performed on the assay data to help verify data integrity. “Missing” or “duplicate” data is also screened prior to entry to the database.

14.1	Comment on Section 14

The process of data verification for the Project has been performed by external consultancies and Goldcorp personnel, including the QP. Goldcorp considers that a reasonable level of verification has been completed, and that no material issues would have been left unidentified from the programs undertaken.

The QP has reviewed the appropriate reports, and is of the opinion that the data verification programs undertaken on the data collected from the Project adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning:
•	Sample biases that were identified from the QA/QC programs undertaken are not considered material to estimation;

•	Sample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits;

•	External reviews of the database have been undertaken in support of feasibility-level studies, and in support of technical reports, producing independent assessments of the database quality. No significant problems with the database,
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sampling protocols, flowsheets, check analysis program, or data storage were noted;
•	Drill data are typically verified prior to Mineral Resource and Mineral Reserve estimation by running a software program check;

•	Production reconciliations continually show very good correlation between modeled mineralization and actual production, indicating no material errors with the data collected.
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15.0	ADJACENT PROPERTIES

There are no adjacent properties that are at the same stage of development as the Project.
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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1	Metallurgical Testwork

Over the Project history, a number of metallurgical testwork campaigns have been undertaken. Third-party tests are summarized in Table 16-1.

Table 16-1: Metallurgical Testwork Summary

Testing Facility	Testwork Performed

Kappes, Cassiday and Associates, Reno, Nevada	Comminution tests, bottle roll and column leach tests, filtration, thickening and rheology testwork, large scale gravity testing, flotation tests

MinnovEx, Toronto, Ontario	Comminution tests for SAG mill and ball mill requirements

CyPlus	Cyanide detoxification tests
Since production began, the mine laboratory has been performing ongoing testwork for process optimization and testing of material from new deposits.

Programs were sufficient to establish the optimal processing routes for oxide and sulphide ores, were performed on mineralization that was typical of the deposit, and supported estimation of metal recoveries for the various ore types.

The testwork provided an appropriate initial estimate of the recoveries, which are summarized in Table 16-2.

Table 16-2: Pre-production Projected Recoveries

Type	% Ore	Metal	Grade g/t	Extraction %	Net Rec %

Oxide	29	Gold	2.24	94	92.5
		Silver	33.4	81	79.5

Non-oxide	69	Gold	6.63	92	90.5
		Silver	115.9	86	84.5

Rubble	2	Gold	14.11	94	92.5
		Silver	112.4	76	74.5
16.2	Process Description

The Marlin ore is a mix of oxide and sulphide of varying hardness. The process chosen to treat the ore was agitated cyanide tank leach followed by Merrill-Crowe recovery of precious metals. Tailings are neutralized and sent to a tailings impoundment. A schematic flowsheet is shown in Figure 16-1.
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Figure 16-1: Process Flowsheet
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16.3	Plant Operation
The mill was originally designed to treat a nominal 1.82 Mt/a, although ongoing optimizations have increased capacity to a nominal 2.05 Mt/a. As of the effective date of this Report, the Marlin mill is currently processing about 1.4 Mt/a while tailings storage space is being constructed.

Recoveries are currently above 95% gold and 88% silver on average for the mix of open pit and underground material. Historical recoveries are shown in Table 16-3. .

Table 16-3: Actual Historical Metallurgical Recoveries

	Recovery	Recovery
Year	(Au %)	(Ag %)

2005	86%	56%
2006	87%	60%
2007	88%	60%
2008	90%	61%
2009	93%	69%
2010	96%	87%
Run-of-mine (ROM) ore is placed in one of many stockpiles before being fed through a primary jaw crusher where it is reduced to -8” size. Two belt feeders and an excavator move the material from the crushed ore stockpile onto the semi-autogenous grind (SAG) mill feed conveyor. Milling is conducted in a SAG mill/ball mill circuit to an 85% passing 200 mesh grind size and initial cyanide is added. The pulp produced by the milling is subjected to agitated tank leaching with cyanide.

After leaching the ores in the large tanks, the pulp is “washed” in a series of thickener units (counter-current decantation). This effectively produces two products: a clear gold and silver-bearing solution and a pulp containing only residual precious metal values. The gold and silver solution is sent to a Merrill-Crowe circuit where the metals are precipitated out of solution through the addition of zinc. This precipitate is filtered and smelted in diesel fired furnaces to produce doré bars.

A cyanide neutralization circuit using the INCO process reduces cyanide concentration in the tailings pulp to acceptable levels before it is deposited into the tailings storage facility. A water treatment plant at the tailings dam increases water quality to regulatory standards before excess water is discharged to environment. The process plant has operated almost constantly since late 2005, except for a few periods of stoppage due to road blockages or power line interruptions.

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16.4	Reconciliation

Reconciliation of plant production versus Mineral Reserve model depletion over the producing life of the mine indicated acceptable correlations. The Project has been able to meet and sometimes exceed planned production on an annual basis.

16.5	Tailings Storage Facilities

The tailings storage facility (TSF) was built between 2004 and 2010 in the valley to the north of the process plant. It is an engineered rock-fill dam with a clay core and filter layer. Tailings are currently placed on beaches around part of the perimeter. A pump station reclaims water from the impoundment for process use. A water treatment plant was built in 2008 to treat water for any residual heavy metals and cyanide for discharge to the environment.

The TSF was originally designed to hold the LOM tailings as envisaged at the feasibility stage; a second dam was proposed to be built in a valley to the east of the existing facility at some point in the future if and when more storage capacity was required. The current TSF will fill to capacity during 2012.

Rather than proceed with a similar impoundment design to that currently in use, Goldcorp plans to construct a tailings filter plant, which will, in future, dewater all tailings, and be operational by 2012. The resulting dry tailings will be transported by either truck or conveyor belt and dry-stacked in the basin of the permitted waste rock storage facility.

16.6	Comment on Section 16

In the opinion of the QP, the metallurgical test work conducted to date supports the declaration of Mineral Resources and Mineral Reserves based on the following:
•	The metallurgical testwork completed on the Project has been appropriate to establish the optimal processing routes for oxide and sulphide ores;

•	Tests were performed on samples that were representative of the oxide and the sulphide mineralization;

•	Recovery factors are appropriate to the mineralization types, oxidation states, and selected process routes;

•	Recovery factors have been confirmed from production data. Current LOM recovery factors are 95% for gold and 85% for silver;

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•	Ore hardness, reagent consumptions and process conditions are appropriately determined to establish process operating costs;

•	The process routes use conventional technology;

•	Regent consumption and process conditions were appropriately determined to establish process operating costs; these costs have been confirmed from production data, and are refined to suit actual operating conditions.

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The Mineral Resource and Mineral Reserve estimates were prepared under the direction of Andy Tripp, P.Eng., a Goldcorp employee. Mineral Resource and Mineral Reserve estimates have an effective date of 31 December 2010.

17.1	Mineral Resource Estimation

17.1.1	Database

The cut-off date for assays in the database was 15 December 2010. The database contains RC and core drilling information from numerous drilling campaigns from 2001–2010.

17.1.2	Geological Models

All geological models were created by Goldcorp engineering and geology personnel, using commercially-available MineSight software.

Separate models were created for the Main Zone, West Vero Zone, and La Hamaca Zone. Drill hole data were analyzed in cross section and a three-dimensional (3D) wire-frame was created around the mineralized zone respecting a nominal cut-off grade of 2 g/t gold equivalent (AuEq), which is slightly below the calculated Mineral Resource cut-off grade and a minimum width of 2 m. In the upper portions of the Main Zone a high-grade vein shape and a lower-grade disseminated mineralized shape were created.

Lithologies and oxidation states were modelled in 3D to assign densities. However, these were not used to create bins for estimation reporting purposes as very little oxides remain and the lithology for underground ore is consistent.

Block sizes used were:
•	5 m east-west, 2.5 m north–south, 5 m vertical for Marlin and West Vero;

•	5 m x 5 m x 7 m for Marlin pit;

•	3 m x 3 m x 3 m for La Hamaca.

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17.1.3	Grade Capping

Grade caps on assays were used as follows:
•	Au cap of 150 g/t and Ag cap of 2,600 g/t for Marlin underground;

•	Au cap of 100 g/t and Ag cap of 2,000 g/t for Marlin pit high-grade domain and Au cap of 40 g/t and Ag cap of 500 g/t for low-grade domain

•	Au cap of 150 g/t and Ag cap of 10,000 g/t Ag for West Vero

•	No grade capping was performed on assays from La Hamaca; this outcome is justified by the lack of extreme outliers on examination of drill data.
17.1.4	Composites

Raw assays were composited for all deposits prior to estimation to place the assay data on near constant support.

Marlin and West Vero underground composites were created at variable lengths across the entire vein intercept. Marlin pit composites were created down hole at 6m intervals except when broken by grade domain boundary. Composites less than 3m were added to previous interval.

All composites were coded with the grade domain that they fall within. Pit blast holes were also used for grade estimation and are 7 m vertical composites.

17.1.5	Variography

Omni-directional variograms and correlograms were developed for gold and silver for the Marlin and West Vero zones to determine grade continuity and axis directions of these elements.

17.1.6	Density

Density values in the block models were assigned based on the density measurements described in Section 12. Assigned values were applied by domain, oxide code, and lithology using a script.

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17.1.7	Estimation Methodology

Marlin Pit

Gold and silver grade estimation was based on a two pass inverse distance interpolation with a power weight of three (ID3), first using drill holes and then blast holes, for each grade domain. The first-pass was used to interpolate gold and silver into each grade domain using exploration and definition drill hole composites. Search distances were 60 m along strike, 60 m down dip, and 45 m in the tertiary direction for the high-grade domain and 150 m along strike, 150 m down dip, and 100 m in the tertiary direction for the low-grade domain. Composites greater than 50 g/t Au in the high-grade domain and 5 g/t Au in the low-grade domain were limited to a search distance of 15 m. The second pass interpolated gold and silver into each grade domain using blast hole composites and overwrites first pass if a block is within search distance. Search distances were 25 m along strike, 25 m down dip, and 15 m in the tertiary direction for both grade domains. Composites greater than 50 g/t Au in the high-grade domain and 5 g/t Au in the low-grade domain were limited to a search distance of 5 m. A maximum of 12 and a minimum of three composites were required to estimate a grade in either pass.

Marlin Underground

Gold and silver grade estimation was performed using a two pass inverse distance interpolation with a power of five (ID5), first using a surface and underground drill hole composites, and secondly using only underground composites. A separate pass estimated a dilution grade by interpolating composites that were outside of the high-grade vein shape but in contact with it. Search distances were 150 m along strike, 125 m down dip, and 75 m in the tertiary direction in the first pass and 700 m along strike, 60 m down dip, and 30 m in the tertiary direction in the second pass. In both passes, composites greater than 80 g/t Au were limited to a search distance of 20 m. A maximum of 12 and a minimum of one composite in the first pass and two composites in the second pass were required to estimate a grade.

West Vero Underground

Estimation was performed using the same methodology as the Marlin Underground, with the exceptions of:
•	Only one ID5 pass was used as there were no underground definition holes drilled as at the effective date of the Report;

•	Search distances were 200 m along strike, 150 m down dip, and 75 m in the tertiary direction;

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•	A maximum of 12 and a minimum of one composite were required to estimate a grade;

•	Composites greater than 50 g/t Au were limited to a search distance of 25 m;

•	No low-grade interpolation was performed from contact composites.
La Hamaca Underground

Gold and silver estimation for La Hamaca was performed using ID3 interpolation with search radius of 200 m in the east–west direction, 100 m in the north–south direction, and 200 m in the vertical direction. A maximum of eight and a minimum of two composites were required to estimate a grade. No outlier search distances were applied.

17.1.8	Validation

Validation of the models indicated that they were appropriately constructed and reflected the geological interpretations and grade continuity of the deposits. Comparison of modelled areas with the mining operations to compare models with mining results showed very good correlation.

17.1.9	Mineral Resource Classification

The mineral resources of the Project were classified into Measured, Indicated, and Inferred Mineral Resource categories.

For all zones, all blocks with interpolated gold grades were set to the Inferred Mineral Resource class.

Blocks which met the following criteria were upgraded to Indicated Mineral Resource classification:
•	Blocks estimated with at least three composites from separate holes with closest composite within 50 m of block in West Vero Underground;

•	Blocks estimated with at least two composites from separate holes with closest composite within 55 m of block in Marlin Underground;

•	Blocks estimated with at least two composites from separate holes with closest composite within 66 m of block in Marlin Pit;

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•	All blocks within defined geometric shapes were considered Indicated Mineral Resources in La Hamaca due to the small size of the deposit, high density of drilling, and analysis of vein solids.
Blocks were upgraded to Measured status if:
•	Blocks estimated with at least four composites from separate drill holes with the closest composite within 25 m of a block in Marlin Underground;

•	Blocks estimated with at least four composites from separate drill holes with closest composite within 33 m of a block in Marlin Pit.
Blocks at the West Vero and La Hamaca Zones do not have Measured Mineral Resource confidence classifications as the drilling is insufficiently densely spaced, and there is no underground development.

17.1.10	Assessment of Reasonable Prospects of Economic Extraction

Mineral Resources that could be extracted using open pit mining methods were assessed for reasonable prospects of economic extraction by confining the mineralization within a Lerchs–Grossmann (LG) optimized pit shell.

An additional consideration was the constraint on the tailings storage facility (TSF) storage capability, as the existing dam will, in its current configuration, be at capacity in 2012. As the Marlin pit is the largest contributor of tailings volume, a lower-grade final pit phase was taken out of mining plans and Mineral Reserves until a new tailings storage area can be permitted. This allows space for tailings from higher-grade ore to be placed in currently-permitted areas until the end of the planned mine life.

Table 17-1 summarizes the input parameters used to create the optimized pit. Goldcorp considers that mineralized material that displays geological and grade continuity, and which falls within a pit shell constructed using these parameters is has reasonable prospects of economic extraction.

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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Table 17-1: Optimized Pit Shell Parameters, Marlin Pit

Mineralization Type	Units	Value

Commodity Prices Per Troy Ounce
Gold	(US$)	1,100
Silver	(US$)	17.00

Mining Cost Per Total Tonne
Mineralized Material	(US$)	1.75
Waste	(US$)	1.75

Process Cost Per Tonne of Mineralization (ROM)
Total Processing Cost	(US$)	25.5
G&A Cost Per Mineralized Tonne	(US$)	4.5

Plant Recoveries
Gold Recovery	(%)	95%
Silver Recovery	(%)	85%

Refining Charges Per Recovered Ounce
Gold Refining	(US$)	7
Silver Refining	(US$)	0
Royalty	(%)	1.1

Mineral Resource Gold Cut-off Grades (g/t Au)
Breakeven	(g/t)	0.81
Internal (Excludes Mining as a Sunk Cost)	(g/t)	0.76

Mineral Reserve Gold Cut-off Grades (g/t Au)
Breakeven	(g/t)	0.93
Internal (Excludes Mining as a Sunk Cost)	(g/t)	0.88

Mineral Resources that could be extracted using underground mining methods were assessed for reasonable prospects of economic extraction by confining the mineralization within designed stopes. Mineral Resources and Mineral Reserves used similar input parameters, but had different reporting cut-off grades for gold equivalency applied. Dilution is not included in consideration of Mineral Resource estimates.

Table 17-2 summarizes the input parameters used to constrain mineralization at Marlin underground and West Vero underground. Goldcorp considers that mineralized material that displays geological and grade continuity, and which falls within stopes constructed using these parameters is likely to support economic extraction.

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Table 17-2: Stope Parameter Constraints, Underground Zones, Mineral Resources

Mineral Resources	Marlin	West Vero

Mining Cost (US$/ton)	40	50
Plant Cost (US$/ton)	32	32
Maintenance Cost (US$/ton)	—	—
Distributed Cost (US$/ton)	—	—
Indirect Cost (US$/ton)	20	10
Production Cost (US$/ton)	92	92
Met Recovery Au(%)	95	95
Met Recovery Ag(%)	85	85
Royalty (%)	1.1	1.1
Mine dilution (%)	N/A	N/A
Gold Refining Cost Per Troy Ounce (US$/oz)	7	7
Gold Price (US$/oz)	1100	1100
Silver Price (US$/oz)	17	17
In Situ Cut-off Grade AuEq	2.79	2.79
Average Ag:Au ratio	30	45

Table 17-3: Stope Parameter Constraints, Underground Zones, Mineral Reserves

Mineral Reserves	Marlin	West Vero

Mining Cost (US$/ton)	40	50
Plant Cost (US$/ton)	32	32
Maintenance Cost (US$/ton)	—	—
Distributed Cost (US$/ton)	—	—
Indirect Cost (US$/ton)	20	10
Production Cost (US$/ton)	92	92
Met Recovery Au(%)	95	95
Met Recovery Ag(%)	85	85
Royalty (%)	1.1	1.1
Mine dilution (%)	N/A	N/A
Gold Refining Cost Per Troy Ounce (US$/oz)	7	7

Gold Price (US$/oz)	950	950

Silver Price (US$/oz)	15	15

Diluted Cut-off Grade AuEq	3.23	3.23

Average Ag:Au ratio	30	45

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The La Hamaca Mineral Resource was estimated historically at a US$400 Au price and a silver price of US$7/oz, and the 5 g/t AuEq cut-off grade used is much higher than what may be used as current long-term commodity price assumptions. An update of the Mineral Resources and Mineral Reserves has not been performed at current commodity prices. Investigation of the Mineral Resource estimate boundaries in support of the continued declaration of these Mineral Resources indicated to the QP that a slight increase in mineralization within the bounding shapes will occur using a lower cut-off grade, but the amount of mineralization captured by the lower cut-off grade does not result in a material change in either tonnage or grade. The QP is of the opinion that the Mineral Resource estimate for La Hamaca is suitable for disclosure at the gold price used.

17.1.11	Mineral Resource Statement

Mineral Resources are classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves.

The Marlin pit zone is considered able to support Mineral Resources using open pit methods; the Marlin underground, West Vero underground, and La Hamaca zones are projected to be exploited using underground mining methods for Mineral Resource estimation purposes.

Mineral Resources have been reported using a gold price of $US1,100/oz, and a silver price of US$17/oz, with the exception of La Hamaca, where commodity prices of US$400/oz Au and US$7 Ag were used. Underground Mineral Resources are reported using variable gold-equivalent (AuEq) cut-off grades, consisting of:
•	Marlin UG: 2.79 g/t AuEq (silver:gold = 71:1);

•	West Vero UG: 2.79 g/t AuEq (silver:gold = 71:1);

•	La Hamaca: 5.0 g/t AuEq (silver:gold = 60:1).
Marlin open pit Mineral Resources are reported using a cut-off grade of 0.80 g/t Au. The Cochis pit Mineral Resources are reported in combination with the Marlin pit.

Mineral Resources have an effective date of December 31, 2010. Mineral Resources are exclusive of Mineral Reserves and do not include dilution. Goldcorp cautions that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Resources for the Marlin Project are summarized by deposit in Table 17-4.

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Table 17-4: Marlin Project Measured Mineral Resource Statement, Effective Date December 31, 2010, A. Tripp, P.Eng.

		Tonnes	Gold Grade	Contained Gold	Silver Grade	Contained Silver
Classification	Zone	(kt)	(g/t Au)	Ounces (koz)	(g/t Ag)	Ounces (koz)

Measured	Open Pit Mill	210	0.86	5.8	10.4	70.2
	Underground Marlin	110	2.71	9.5	233.1	821.1
	Underground La Hamaca	—	—	—	—	—
	Underground West Vero	—	—	—	—	—
Sub-total Measured		320	1.49	15.4	86.8	891.3

Indicated	Open Pit Mill	188	0.86	5.2	12.8	77.3
	Underground Marlin	28	2.66	2.4	122.5	108.6
	Underground La Hamaca	0	0.00	0	0.0	0
	Underground West Vero	386	2.41	30.0	101.3	1,257.8
Sub-total Indicated		602	1.94	37.5	74.6	1,443.8

Measured and Indicated	Open Pit Mill	398	0.86	11.0	11.5	147.5
	Underground Marlin	137	2.70	11.9	210.8	929.7
	Underground La Hamaca	—	—	—	—	—
	Underground West Vero	386	2.41	30.0	101.3	1,257.8
Total Measured and Indicated		922	1.78	52.9	78.8	2,335.0

Inferred	Open Pit Mill	93	1.25	3.7	7.8	23.1
	Underground Marlin	16	6.12	3.1	265.8	133.1
	Underground La Hamaca	0	0.00	0	0.0	0
	Underground West Vero	771	3.50	86.7	214.8	5,325.8
Total Inferred		879	3.31	93.5	193.9	5,482.1

Notes to Accompany Mineral Resource Table

1.	Mineral resources are exclusive of mineral reserves and do not include dilution;

2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability;

3.	Mineral resources are reported at a gold price of US$1,100/oz, and a silver price of US$17/oz, except for La Hamaca, which is reported at US$400/oz Au and US$7/oz Ag;

4.	Mineral resources are defined within Lerchs–Grossmann pit shells or have been confined using appropriate underground mining constraints;

5.	Cut-off grades for open pit deposits are 0.80 g/t Au. The cut-off grade for the Marlin and West Vero underground deposit is 2.79 g/t AuEq. The cut-off grade used for La Hamaca is 5.0 g/t AuEq. Equivalency used for Marlin and West Vero is 71:1 (silver:gold) and 60:1 (silver:gold) is used for La Hamaca;

6.	Tonnages and ounces are rounded to the nearest 1,000 tonnes and 100 ounces respectively for the deposit tables, grades are rounded to two decimal places for Au, grades for Ag are rounded to one decimal place;

7.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content;

8.	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces.

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17.2	Mineral Reserves

Mineral Reserves were estimated using metal prices of US$950/oz gold and US$15/oz silver.

17.2.1	Cut-off Grades

The break-even cut-off grades used for Mineral Reserve declaration were included in Tables 17-1, 17-2, and 17-3. Underground Mineral Reserves are reported using variable gold-equivalent (AuEq) cut-off grades, consisting of:
•	Marlin underground: 3.23 g/t AuEq (silver:gold = 71:1);

•	West Vero underground: 3.23 g/t AuEq (silver:gold = 71:1);

•	La Hamaca: 5.0 g/t AuEq (silver:gold = 60:1).
Marlin open pit Mineral Reserves are reported using a cut-off grade of 0.93 g/t Au.
17.2.2	Dilution and Mining Recovery
Dilution is accounted for in open pit block models by including internal dilution within the composites. Because the same models are used for both Mineral Reserves and Mineral Resources, dilution is incorporated in both estimates. Open pit Mineral Reserves and Mineral Resources are reported at 100% of the block model.

In the case of the Marlin and West Vero underground operations, a dilution factor is calculated for each stope based on vein geometry and mining method and applied to the Mineral Reserves. It ranges from 10% to over 100% in some cases due to minimum mining widths. The grade of the dilution is based on the interpolated dilution grade, or in the case of West Vero, grades of 0.25 g/t Au and 10 g/t Ag are used.

Mining recovery is also calculated based on vein geometry and mining method, and ranges from 90%–98% of the Mineral Reserves. The La Hamaca Mineral Reserves include a dilution factor of 8% and a recovery factor of 100%.

17.2.3	Pit Optimization and Design Parameters

The parameters used for Mineral Reserve pit optimization were included in Table 17-1 and Table 17-3. The Marlin open pit Mineral Reserves are not constrained exclusively by the ultimate economic pit optimization as discussed in Section 17.1.10.

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17.2.4	Stockpiles

Current stockpiles for the Project are summarized in Table 17-5.
Table 17-5: Stockpile Gold Probable Mineral Reserves Summary Table; Effective Date 31 December 2010, A. Tripp P.Eng.

				Contained		Contained
		Tonnes	Grade	Gold	Grade	Silver
Category	Stockpile	(kt)	(Au g/t)	(koz)	(Ag g/t)	(koz)

Proven Mineral Reserve	Stockpile 1	522	1.27	21.4	26.39	442.8
	Stockpile 2 Crusher	337	0.82	8.9	8.30	89.8
	Stockpile 2 Piscina	200	0.82	5.3	8.30	53.3
	Alta Ley	0.4	10.79	0.1	356.34	4.7
	Crusher Cone	10	7.49	2.5	147.00	48.2

Total Proven Reserves in Stockpile		1,069	1.11	38.1	18.59	638.7

Note: Stockpiles are included in the Mineral Reserve statement in Table 17-6.

Stockpiles are classified as Proven Mineral Reserves, and are reported in the overall Project Mineral Reserve statement (see Section 17.2.5).

Stockpile volumes are surveyed and an average loose density is applied to estimate tonnage. Grades are estimated based on a stockpile inventory database. The grades of the stockpiles are re-averaged every time material is added, and material that is leaving stockpiles is assumed to be at the current average grade of the entire stockpile.

17.2.5	Mineral Reserve Statement

Mineral Reserves are estimated using a US$950/oz gold price, a US$15/oz silver price and an economic function that includes variable operating costs and metallurgical recoveries. The effective date for the Mineral Reserves is 31 December 2010.

Mineral Reserves for the Marlin Project include only mineralization classified as Measured and Indicated Mineral Resources and are presented in Tables 17-6. The Cochis open pit Mineral Reserves are reported in combination with those for the Marlin open pit.

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Table 17-6: Proven and Probable Mineral Reserves Summary Table; Effective Date 31 December 2010, A. Tripp P.Eng.

		Tonnes	Gold Grade	Contained Gold	Silver Grade	Contained Silver
Classification	Zone	(kt)	(g/t Au)	Ounces (koz)	(g/t Ag)	Ounces (koz)

Proven	Open Pit Mill	1,740	5.52	308.5	89.5	5,007.3
	Underground Marlin	1,769	7.05	400.6	255.2	14,512.3
	Underground La Hamaca	—	—	—	—	—
	Underground West Vero	—	—	—	—	—
	Stockpiles	1,069	1.11	38.1	18.6	638.7
Sub-total Proven		4,577	5.08	747.2	137.0	20,158.3

Probable	Open Pit Mill	510	2.34	38.3	32.1	526.8
	Underground Marlin	1,036	5.11	170.2	248.0	8,263.3
	Underground La Hamaca	680	6.94	151.6	173.7	3,795.8
	Underground West Vero	2,408	5.46	422.3	355.9	27,552.1
	Stockpiles	—	—	—	—	—
Sub-total Probable		4,634	5.25	782.3	269.4	40,137.9

Proven and Probable	Open Pit Mill	2,250	4.80	346.8	76.5	5,534.1
	Underground Marlin	2,805	6.33	570.8	252.6	22,775.5
	Underground La Hamaca	680	6.94	151.6	173.7	3,795.8
	Underground West Vero	2,408	5.46	422.3	355.9	27,552.1
	Stockpiles	1,069	1.11	38.1	18.6	638.7

Total Proven and Probable		9,211	5.17	1,529.6	203.6	60,296.2

Notes to Accompany Mineral Reserve Table

1.	Mineral Reserves are estimated using a US$950/oz gold price, and a US$15/oz silver price

2.	Cut-off grades for open pit Mineral Reserves are 0.93 g/t Au. Cut-off grades for Marlin and West Vero underground are 3.23 g/t gold equivalent (AuEq). Cutoff grades used for La Hamaca are 5.0 g/t AuEq. The silver:gold equivalency ratio used for Marlin and West Vero is 71:1 and 60:1 for La Hamaca.

3.	Tonnages and contained ounces are rounded to the nearest 1,000 tonnes and 100 ounces respectively, for deposit summaries; grades are rounded to two decimal places for Au, grades for Ag are rounded to one decimal place;

4.	The life-of-mine metallurgical recoveries are projected to be 95% for gold and 85% for silver.

5.	Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content;

6.	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces.

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17.3	Comment on Section 17

The QP is of the opinion that the Mineral Resources and Mineral Reserves for the Project, which have been estimated using RC, core, and rotary blast hole drill data, have been performed to industry best practices, and conform to the requirements of CIM (2010). The Mineral Resources are acceptable to support declaration of Mineral Reserves.

Mineral Reserves by definition have taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints, as discussed in Section 4 and Section 18 of this Report. The Mineral Reserves are acceptable to support mine planning.

Areas of uncertainty that may materially impact the Mineral Resource and Mineral Reserve estimates include:
•	Commodity and exchange rate assumptions;

•	Underground dilution provisions;

•	Geotechnical and hydrological assumptions for the mining sequence;

•	Changes in governmental and socio-economic climate.

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18.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

18.1	Open Pit Mining Operations

Mining commenced at the Project in 2005, with the first doré pour the same year. Open pit production since start-up was included as Table 6-1, and underground production in Table 6-2.

18.1.1	Description of Open Pit Operations

There are currently two pits in operation, the Marlin pit and Cochis pit. The Cochis pit is shown as the small satellite pit approximately 400 m to the northwest of the Marlin open pit in Figure 5-1 and Figure 7-2.

Production is scheduled in each pit as two 11-hr shifts per day, seven days per week.

Each pit has only one phase remaining. Haulage ramps internal to the final pit limits are designed to a maximum grade of 10% and to a width of 25 m. Haulage ramps are designed to accommodate the removal of material (ore and waste) from the current and planned mining phases. Haulage ramps external to the final pit limit are designed to a maximum grade of 10% and to a width of 25 m.

Pit slopes range from 35° to 51° at the Marlin Pit and 49° to 51° at the Cochis Pit. Structural domains were based on rock types to determine overall inter-ramp angles.

Mining in 2010 used a company-owned fleet of six haul trucks (100 t), two front-end loaders (22 t), and two rotary/hammer blast hole drills (45,000 lb pull-down). Mechanical availability for the prime loading units was 80%; mechanical availability for the trucks averaged approximately 90%. Maintenance of company mine equipment is covered by company maintenance personnel.

Production was augmented in 2010 with the use of a contractor mining fleet which had on average six haul trucks (30–65t) and three excavators (2–3.5 m3).

Ore and waste mining is performed on 7 m benches, with blasting required for ore hardness. Bench configuration is triple benching with an 8–13 m catch bench every third bench.

Total daily production in 2010 was approximately 24,282 t/d. The production rate for 2011, which will incorporate the last year of production from the Marlin pit, is projected

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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
to be 23,000 t/d. A small amount of mining is planned to take place into 2012 to extract the Mineral Reserves remaining in the smaller Cochis pit.
Ore was hauled to the primary crusher for processing or placed in stockpiles for future processing.

18.1.2	Comment on Open Pit Production

A decision was made in 2010 to reduce the size of the ultimate Marlin pit, accelerate mining of the Mineral Reserves, and prepare the pit for storage of dry-stacked tailings in 2012. The remaining Mineral Reserves in the Cochis pit are planned to be mined in early 2012. Open pit mining operations may re-commence should exploration and engineering studies support such methods.

18.2	Underground Mining Operations

Underground mining commenced at Marlin in 2004, with initial production in 2005. The Marlin underground mine is a ramp-accessed mine with two main access ramps running in parallel from the surface, and a separate ventilation exhaust adit (Figure 18-1). Past production has been almost exclusively from the Virginia vein. Ore is produced by mechanized cut and fill and longhole methods with waste and cemented rock fill (CRF) backfill.

The planned West Vero underground mine is currently being accessed via a 1.5 km tunnel from the Marlin underground mine. Development will continue in 2011 and production is projected by 2012.

The Marlin underground mine is currently producing about 1,700 t/d of ore. Development rates are about 20 m/day for Goldcorp and 18 m/day for the site contractor. Goldcorp’s mining fleet consists of nine load–haul–dumps (LHDs) of 6 yd3 capacity, 10 haul trucks (30 t), seven mechanized bolting jumbos, five face jumbos, and three longhole jumbos, amongst other support equipment. Two contractors are also on site performing development work at Marlin and West Vero.

Declines have a maximum 13% gradient, and have a cross-section of 5 m x 5 m. Cut/fill stopes are designed at 4 m x 4.5 m, and can have a horizontal extent up to 200 m. Longhole stopes are mined vertically between two 4 m-wide x 4.5 m-high drifts. Vertical height of longhole stopes ranges from 17–23 m. Stopes are opened along strike until it is necessary to backfill for stability.

Figures 18-2 and 18-3 show a typical cross-section of each method. Figure 18-4 shows the general ventilation flow in the Marlin Mine.

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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
Figure 18-1: Marlin / West Vero Underground Mine Layout

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Figure 18-2: Longhole Section
Figure 18-3: Cut/Fill Section

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Figure 18-3: Marlin Underground Ventilation Flows

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Ore from the underground mine is trammed to the surface and trucked to the mill. Production is scheduled for two eleven hour shifts per day, seven days per week.

Underground production from Marlin mine will continue to end 2013, after which the West Vero operation will be the principal underground source. Production from West Vero is projected to continue until 2017. The La Hamaca mine is planned to be constructed in 2013 and produce until 2017.

The West Vero mine will be accessed by a single ramp from the Marlin mine (refer to Figure 18-1). A series of ventilation raises to surface will supply the mine with fresh air intake, exhaust air outlet, and secondary escape capacity. Mining methods will be similar to those at Marlin, and much of the equipment will be transferred to West Vero once the Marlin mine closes.

The La Hamaca mine will be a satellite operation located about 3 km north of the Marlin mine. The centre of the orebody will be reached within 150 m of the portal via ramp access. The ventilation plan consists of a fresh air intake in main ramp and a small diameter exhaust raise to surface in the center of a spiral ramp between the two main veins. Mining methods will consist of conventional cut-and-fill and mechanized cut-and-fill, depending on vein width. Ore and waste will be transported to Marlin facilities by truck over surface roads.

18.2.1	Life-of-Mine Production Schedule

As any typical underground mine, the quantification of Mineral Reserves is limited by the ability to define ore zones in advance of mining. Based on the year-end 2010 Mineral Reserves, production from the Marlin open pit is planned to continue until 2012. Underground production is planned until 2017. There are sufficient lower grade ore stockpiles available when the pit is completed to keep mills full, supplemented with underground production until 2017. The planned life-of-mine production schedule is presented in Table 18-1.
Table 18-1: Life-of-Mine Combined Mine Production Plan

Year	2011	2012	2013	2014	2015	2016	2017

Tonnes Processed (kt)	1,460	1,460	1,460	1,460	1,460	1,460	451
Grade Au (g/t)	8.39	5.35	5.60	4.63	4.30	3.41	2.93
Grade Ag (g/t)	184.8	217.6	255.9	247.0	192.8	150.2	117.4

With higher-grade ore available from the Marlin open pit in 2011, production is expected to be approximately 400,000 oz gold from average grades of 8.4 g/t Au and 185 g/t Ag.

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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
From the completion of open pit mining early in 2012, for the next four years, production is expected to drop to approximately 250 koz/a. Other relevant production projections during this time include:
•	Annual ore tonnes processed: 1.46 Mt (4,000 t/d);

•	Annual average gold recovery: 94%;

•	Annual average silver recovery: 82%;

•	Annual average head grade: 4.5–5.5 g/t Au;

•	Annual average head grade: 220–280 g/t Ag.
As part of day-to-day operations, Goldcorp will continue to undertake reviews of the mine plan and consideration of alternatives to and variations within the plan. Alternative scenarios and reviews can be based on ongoing or future mining considerations, evaluation of different potential input factors and assumptions, and corporate directives. As a result, the reviews may alter the actual mine plan from that presented in Table 18-1.

18.3	Waste Rock Storage Facility

There is one waste rock storage facility (WRF) at Marlin, which is used by both the open pit and underground mines. Some of the waste rock at Marlin has been shown through testwork to be a potential generator of acid rock drainage (ARD), and is encapsulated in the center of the WRF with compacted non-ARD generating waste. The current capacity of the waste dump is sufficient for the current mine plan.

Where possible, development waste is returned as backfill to mined underground stopes.

18.4	Reconciliation

The open pit block model and blast hole assay database reconciliations performed at site have consistently indicated that there are about 10% less ore tonnes, and 10–15% higher grades in some areas of the grade control database than are being reported from the block models. A block model update in 2010 reduced this difference to facilitate accurate mine planning.

The current underground block model reconciliation has shown a difference between actual tonnes and grade produced and the block model prediction of less than 5%.

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18.5	Geotechnical

Open pit design for the Project uses defined geotechnical domains together with rock mass quality ratings for the principal lithologies and appropriate pit design criteria that reflect expected conditions and risk.

Underground geotechnical considerations include ongoing assessments of rock strength and deformational conditions. Ground support consists of various combinations of spilt-set bolts, rebar bolts, cable bolts, welded wire mesh, shotcrete, and steel arches, depending on the requirements of the heading being driven.

Geotechnical studies have been completed by external consultants and Goldcorp operations staff.

18.6	Hydrology

A combination of Goldcorp staff and external consultancies have developed the pit water management program, completed surface water studies, and estimated the life-of-mine site water balance.

Hydrological considerations for the underground operations comprise an established pump-based dewatering system.

Management of water inflows to date have been appropriate, and no hydrological issues that could impact mining operations have been encountered.

18.7	Infrastructure Considerations

Project infrastructure is discussed in Section 5.3.

18.8	Workforce

The Project workforce numbers are included in Section 5.3.

18.9	Closure Considerations

Closure costs are discussed in Section 4.8.5.

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18.10	Markets

Goldcorp has refining agreements with Johnson Matthey and Peñoles for refining of doré produced from the mine.

Goldcorp’s bullion is sold on the spot market, by marketing experts retained in-house by Goldcorp. The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world.

18.11	Taxation

Goldcorp currently operates under the 5% income tax on gross revenues regime. A 3% stamp tax is also paid on all dividends (net income). Goods and services purchased nationally are subject to a 12% value added tax, but Goldcorp is exempt from paying importation duties and VAT on imported goods used in the mining and processing areas. All expected income tax, sales taxes, and royalties were included in the financial analysis. Depreciation and depletion was calculated based on the appropriate schedules.

18.12	Capital Costs

As of December 31, 2010, capital spent as of that date was considered to be “sunk” capital and is not included in the economic evaluation.

For the current life-of-mine financials, capital costs are based on operating experience gained from current operations, 2011 budget data, and quotes received from manufacturers during 2010. Capital cost estimates include funding for infrastructure, mobile equipment replacement, development drilling, underground development, permitting, as well as miscellaneous expenditures required to maintain production. Infrastructure requirements are incorporated in the estimates as appropriate. Mobile equipment is scheduled for replacement when operating hours reach threshold limits. Sustaining capital costs reflect current price trends.

Exploration expenditure has not been included in the financial forecasts. Exploration drilling will be carried out in the future, with this expenditure targeting additional mineralization that may be able to be converted to Mineral Resources. As a result, such expenditure has not been included in the financial model as the expenditure does not relate to the current mining reserve and project being considered.

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Underground development costs related to the development of new mining areas or pits are considered as capital expenditures.

Capital cost estimates for the life-of-mine are presented in Table 18-2.

Table 18-2: Projected Life-of-Mine Capital (Including Sustaining Capital) Costs

2011	2012	2013	2014	2015	2016	2017

$110,353	$31,422	$20,244	$20,303	$11,831	$3,738	$448

Note: all figures are in thousands US$
18.13	Operating Costs

Operating costs were developed by the Marlin site team, and approved by Goldcorp, based on 2011 budget figures and 2010 actual costs, factored as appropriate. These LOM costs, shown in Table 18-3, were used to establish ore cut-offs and ultimately, Mineral Reserves.

Operating costs included allocations for:
•	Open pit mining;

•	Underground mining;

•	Processing (including crushing);

•	General and administration costs;

•	Treatment and refining costs.
Table 18-3: Projected Life-of-Mine Operating Costs

2011	2012	2013	2014	2015	2016	2017

$108,487	$129,019	$134,344	$130,149	$128,816	$125,562	$41,861

Note: all figures are in thousands US$
18.14	Economic Analysis to Support Mineral Reserves

The results of the economic analysis represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

Forward-looking statements in this section include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates, the timing and

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amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.
Additional risk can come from actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in Project parameters as plans continue to be refined, possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and potentially delays in obtaining additional governmental approvals.

To support declaration of Mineral Reserves, Goldcorp prepared an economic analysis to confirm that the economics based on the Mineral Reserves over a seven-year mine life could repay life-of-mine operating and capital costs. Results of this assessment indicated positive Project economics until the end of mine life, and supported Mineral Reserve declaration.

Due to the limited capital of $198 M required over the life-of-mine based on the current Mineral Reserves, versus the projected cashflow over the same period ($1,265 M), and the fact that the mines have been operating for over five years, no considerations of payback periods are appropriate.

18.14.1	Sensitivity Analysis

Sensitivity analysis was performed on after-tax net present value. Positive and negative variations (-20%+15%) were applied independently to each of the following parameters:
•	Metal prices (equivalent to metal production, grade or recovery);

•	Capital costs;

•	Operating costs.
Sensitivities for these items from economic analysis performed to support the Mineral Reserves are documented in Table 18-4. The results of this analysis demonstrate that the Project’s financial outcome is most sensitive to metal prices. In this case metal production, grade, or recovery could be substituted for metal price and would give the same result in the sensitivity analysis. The next most sensitive parameter is operating costs.

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Table 18-4: Sensitivity Analysis (After-tax)

	Base
Area	(US$)	-20%	-15%	-10%	-5%	5%	10%	15%
Metal Prices (Change in US$)	999	621	715	810	905	1,094	1,188	1,283
Percentage change		-38%	-28%	-19%	-9%	10%	19%	28%
Capital Cost Change in US$)	999	1,039	1,029	1,019	1,009	989	979	969
Percentage change		4%	3%	2%	1%	-1%	-2%	-3%
Operating Cost (Change in US$)	999	1,133	1,100	1,066	1,033	966	932	899
Percentage change		13%	10%	7%	3%	-3%	-7%	-10%

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19.0	OTHER RELEVANT DATA AND INFORMATION

There are no additional data relevant to the Report.

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20.0	INTERPRETATION AND CONCLUSIONS

The QP, as author of this Report, has reviewed the data for the Project and is of the opinion that:
•	Mining tenure held by Goldcorp in the areas for which Mineral Resources and Mineral Reserves are estimated is valid. Extensions of many of the exploration concessions are being held up by the de-facto moratorium in place at the effective date of this report, but Goldcorp holds first right to these claims once the moratorium is lifted, as the requests for extension have all been filed on time;

•	Goldcorp holds sufficient surface rights to support mining operations over the open pit and underground planned life-of-mine that was developed based on the year-end 2010 Mineral Reserves;

•	Permits held by Goldcorp for the Project are sufficient to ensure that mining activities are conducted within the regulatory framework required by the Guatemalan Government and that Mineral Resources and Mineral Reserves can be declared;

•	Goldcorp has sufficiently addressed the environmental impact of the operation, and subsequent closure and remediation requirements that Mineral Resources and Mineral Reserves can be declared, and that the mine plan is appropriate and achievable;

•	Closure provisions are appropriately considered in the mine plan; modifications to the closure plan will be required to accommodate the planned change to tailings storage;

•	The existing infrastructure, availability of staff, the existing power, water, and communications facilities, the methods whereby goods are transported to the mine, and any planned modifications or supporting studies are sufficiently well-established, or the requirements to establish such, are well understood by Goldcorp, and can support the declaration of Mineral Resources and Mineral Reserves and the current mine plan;

•	The geological understanding of the settings, lithologies, and structural and alteration controls on mineralization in the different deposits is sufficient to support estimation of Mineral Resources and Mineral Reserves. The geological knowledge of the area is also considered sufficiently acceptable to reliably inform mine planning;

•	The mineralization style and setting is well understood within the Marlin Project and can support declaration of Mineral Resources and Mineral Reserves;

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•	The exploration programs completed to date are appropriate to the style of the deposits identified within the Marlin Project. The research work supports Goldcorp’s genetic and affinity interpretations for the deposits.

•	Additional exploration using these methods and interpretations has a likelihood of generating additional exploration success;

•	The quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in the exploration, delineation, underground, and grade control drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation;

•	Sampling methods are acceptable, meet industry-standard practice, and are acceptable for Mineral Resource and Mineral Reserve estimation and mine planning purposes;

•	The quality of the gold and silver analytical data is reliable and sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards;

•	Data verification programs undertaken on the data collected from the Project acceptably support the geological interpretations and the database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning;

•	Metallurgical testwork completed on the Project has been appropriate to establish the optimal processing routes, and was performed using samples that are typical of the mineralization styles found within the Project;

•	Recovery factors estimated in the conceptual planning stage have, following production, been confirmed and increased. As a result, the recovery factors are considered appropriate to support Mineral Resource and Mineral Reserve estimation, and mine planning;

•	Ore hardness, reagent consumptions and process conditions are based on production data, and are appropriate to the process operating cost assumptions;

•	Mineral Resources and Mineral Reserves for the Project, which have been estimated using rotary blast hole, RC and core drill data, have been performed to industry best practices, and conform to the requirements of CIM (2010). The Mineral Reserves are acceptable to support mine planning;

•	The open pit and underground mine plans are appropriately developed to maximize mining efficiencies, based on the current knowledge of geotechnical, hydrological, mining and processing information on the Project;

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•	Production forecasts are achievable with the current equipment and plant, replacements have been acceptably scheduled;

•	The predicted mine life of seven years is achievable based on the projected annual production rate and the Mineral Reserves estimated;

•	The terms contained within the doré sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world;

•	Taxation considerations are limited to a review of the major applicable taxes for a project in Guatemala. Taxation considerations used for the economic analysis were restricted to gross revenue taxation of 5% and stamp tax on dividends of 3%;

•	Capital cost and operating cost estimates are appropriate for the economic circumstances existing at the time they were supplied;

•	Reviews of the environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints for the Project support the declaration of Mineral Reserves using the set of assumptions outlined;

•	The economic analysis shows that overall NPV is positive for the sets of assumptions considered. The negative cash flows at the end of the mine life correspond to the reclamation costs incurred;

•	The Project’s financial outcome is most sensitive to variations in commodity price and recovered grade.
In the opinion of the QP, the Project that is outlined in this Report has met its objectives. Mineral Resources and Mineral Reserves have been estimated for the Project, mines have been constructed, mining and processing operations are performing as expected, and reconciliation between mine production and the mineral resource model is acceptable. This indicates the data supporting the Mineral Resource and Mineral Reserve estimates were appropriately collected, evaluated and estimated, and the original Project objective of identifying mineralization that could support mining operations has been achieved.

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21.0	RECOMMENDATIONS

The recommended work program for the Marlin Project is based around on-going operational optimization of the known deposits and mineralization to support the planned Project mine life, and to maximize potential for identification of additional mineralization that could support Mineral Resource estimation and eventually, possible conversion to Mineral Reserves.

The elements of the program can be completed concurrently, and no work aspect is dependent on the results of another component. The work is expected to cost about 6–9 M over a three-year period.

Recommendations include:
•	The exploration department should invest in a commercial drill hole data base information system to reduce possibility for errors in data. This will cost approximately $50,000 to implement;

•	Alternative underground mining methods should be investigated, especially for areas with narrow high-grade veins. Significant cost savings would result from the decrease in dilution. This study would cost approximately $30,000;

•	A comprehensive exploration strategy for the district should be formulated and an exploration budget produced. There is good potential for additional high-grade veins in the district, but definition of such targets will require regional geological interpretation, exploration, and drilling. Such a program is estimated to cost an additional $2–3 million per year, and is recommended for at least three years.

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22.0	REFERENCES

22.1	Bibliography
AMEC E&C Services, 2003: Marlin Project Guatemala Resource Estimate: unpublished report prepared by AMEC E&C Services for Glamis Gold Inc., October 2003
Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2000: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, August, 2000 http://www.jogmec.go.jp/mric_web/tani/cimstandard.pdf
Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003: Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003, http://www.cim.org/committees/estimation2003.pdf.
Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2005: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, December 2005, http://www.cim.org/committees/CIMDefStds_Dec11_05.pdf.
Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2010: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 2010,http://www.cim.org/UserFiles/File/CIM_DEFINITON_STANDARDS_Nov_2010.pdf
Canadian Securities Administrators (CSA), 2005: National Instrument 43-101, Standards of Disclosure for Mineral Projects, Canadian Securities Administrators.
Consultoría y Tecnología Ambiental, S.A. (CTA), 2003: Social and Environmental Impact Assessment Study: Consultoría y Tecnología Ambiental, S.A. (CTA), June 2003,
http://www.goldcorp.com/_resources/marlin_reports/Marlin_EIA_S_Spanish.pdf
Edwards, J., 2004: Geology of the Marlin Gold Deposit: internal report prepared for Glamis Gold Inc., February 2004

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Galicia, A., and Charest, A., 2003: The Marlin Deposit: The discovery of a world class Au-Ag deposit in Western Guatemala: unpublished geology technical report, exact date unknown 2003
Voorhees, J.S., 2003a: Glamis Gold Ltd. Marlin Project Technical Report: unpublished NI 43-101 technical report prepared for Glamis Gold Ltd, effective date November 8, 2003
Voorhees, J.S., 2003b: Glamis Gold Ltd. Marlin Project Technical Report: unpublished NI 43-101 technical report prepared for Glamis Gold Ltd, effective date November 11, 2003
Voorhees, J.S., 2003c: Glamis Gold Ltd. Marlin Project Technical Report: unpublished NI 43-101 technical report prepared for Glamis Gold Ltd, effective date February 14, 2003
Voorhees, J.S., 2002a: Glamis Gold Ltd. Marlin Project Technical Report: unpublished NI 43-101 technical report prepared for Glamis Gold Ltd, effective date May 30, 2002
Voorhees, J.S., 2002b: Glamis Gold Ltd. Marlin Project Technical Report: unpublished NI 43-101 technical report prepared for Glamis Gold Ltd, June, 2002
Voorhees, J.S., 2002c: Glamis Gold Ltd. Marlin Project Technical Report: unpublished NI 43-101 technical report prepared for Glamis Gold Ltd, effective date November 8, 2002
22.2	Glossary

Term	Definition
acid rock drainage/ acid mine drainage	Characterized by low pH, high sulphate, and high iron and other metal species.

adit	A passageway or opening driven horizontally into the side of a hill generally for the purpose of exploring or otherwise opening a mineral deposit. An adit is open to the atmosphere at one end, a tunnel at both ends.

adjacent property	A property in which the issuer does not have an interest; has a boundary reasonably proximate to the property being reported on; and has geological characteristics similar to those of the property being reported on

advanced property	A property for which the potential economic viability of its mineral resources is supported by a preliminary economic assessment, or the economic viability of its mineral reserves is supported by a prefeasibility study or a feasibility study.

alluvium	Unconsolidated terrestrial sediment composed of sorted or unsorted sand, gravel, and clay that has been deposited by water.

ANFO	A free-running explosive used in mine blasting made of 94% prilled aluminium nitrate and 6% No. 3 fuel oil.

aquifer	A geologic formation capable of transmitting significant quantities of groundwater under normal hydraulic gradients.

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Term	Definition
autogenous grinding	The process of grinding in a rotating mill which uses as a grinding medium large pieces or pebbles of the ore being ground, instead of conventional steel balls or rods.

azimuth	The direction of one object from another, usually expressed as an angle in degrees relative to true north. Azimuths are usually measured in the clockwise direction, thus an azimuth of 90 degrees indicates that the second object is due east of the first.

background concentration	Naturally-occurring concentrations of compounds of environmental concern

ball mill	A piece of milling equipment used to grind ore into small particles. It is a cylindrical shaped steel container filled with steel balls into which crushed ore is fed. The ball mill is rotated causing the balls themselves to cascade, which in turn grinds the ore.

beneficiation	Physical treatment of crude ore to improve its quality for some specific purpose. Also called mineral processing.

bullion	Unrefined gold and/or silver mixtures that have been melted and cast into a bar or ingot.

carbon-in-column (CIC)	A method of recovering gold and silver from pregnant solution from the heap leaching process by adsorption of the precious metals onto fine carbon suspended by up-flow of solution through a tank.

carbon-in-leach (CIL)	A method of recovering gold and silver from fine ground ore by simultaneous dissolution and adsorption of the precious metals onto fine carbon in an agitated tank of ore solids/solution slurry. The carbon flows counter currently to the head of the leaching circuit.

carbon-in-pulp (CIP)	A method of recovering gold and silver from fine ground ore by adsorption of the precious metals onto fine carbon in an agitated tank of ore solids/solution slurry. This recovery step in the process follows the leaching process which is done in similarly agitated tanks, but without contained carbon.

comminution/crushing/grinding	Crushing and/or grinding of ore by impact and abrasion. Usually, the word “crushing” is used for dry methods and “grinding” for wet methods. Also, “crushing” usually denotes reducing the size of coarse rock while “grinding” usually refers to the reduction of the fine sizes.

concentrate	The concentrate is the valuable product from mineral processing, as opposed to the tailing, which contains the waste minerals. The concentrate represents a smaller volume than the original ore

critical path	Sequence of activities through a project network from start to finish, the sum of whose durations determines the overall project duration. Note: there may be more than one such path. (The path through a series of activities, taking into account interdependencies, in which the late completion of activities will have an impact on the project end date or delay a key milestone.)

crosscut	A horizontal opening driven across the course of a vein or structure, or in general across the strike of the rock formation; a connection from a shaft to an ore structure.

crown pillar.	An ore pillar at the top of an open stope left for wall support and protection from wall sloughing above

cut and fill stoping	If it is undesirable to leave broken ore in the stope during mining operations (as in shrinkage stoping), the lower portion of the stope can be filled with waste rock and/or mill tailings. In this case, ore is removed as soon as it has been broken from overhead, and the stope filled with waste to within a few feet of the mining surface. This method eliminates or reduces the waste disposal problem associated with mining as well as preventing collapse of the ground at the surface.

cut-off grade	A grade level below which the material is not “ore” and considered to be uneconomical to mine and process. The minimum grade of ore used to establish reserves.

cyanidation	A method of extracting gold or silver by dissolving it in a weak solution of sodium cyanide.

data verification	The process of confirming that data has been generated with proper procedures, has been accurately transcribed from the original source and is suitable to be used for mineral resource and mineral reserve estimation

decline	A sloping underground opening for machine access from level to level or from the surface. Also called a ramp.

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Term	Definition
density	The mass per unit volume of a substance, commonly expressed in grams/ cubic centimeter.

depletion	The decrease in quantity of ore in a deposit or property resulting from extraction or production.

development	Often refers to the construction of a new mine or; Is the underground work carried out for the purpose of reaching and opening up a mineral deposit. It includes shaft sinking, cross-cutting, drifting and raising.

development property	a property that is being prepared for mineral production or a material expansion of current production, and for which economic viability has been demonstrated by a pre-feasibility or feasibility study.

dilution	Waste of low-grade rock which is unavoidably removed along with the ore in the mining process.

disclosure	Any oral statement or written disclosure made by or on behalf of an issuer and intended to be, or reasonably likely to be, made available to the public in a jurisdiction of Canada, whether or not filed under securities legislation, but does not include written disclosure that is made available to the public only by reason of having been filed with a government or agency of government pursuant to a requirement of law other than securities legislation.

discounted cash flow (DCF)	Concept of relating future cash inflows and outflows over the life of a project or operation to a common base value thereby allowing more validity to comparison of projects with different durations and rates of cash flow.

drift	A horizontal mining passage underground. A drift usually follows the ore vein, as distinguished from a crosscut, which intersects it.

easement	Areas of land owned by the property owner, but in which other parties, such as utility companies, may have limited rights granted for a specific purpose.

effective date	With reference to a technical report, the date of the most recent scientific or technical information included in the technical report.

encumbrance	an interest or partial right in real property which diminished the value of ownership, but does not prevent the transfer of ownership. Mortgages, taxes and judgements are encumbrances known as liens. Restrictions, easements, and reservations are also encumbrances, although not liens.

feasibility study	a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental, and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

flotation	Separation of minerals based on the interfacial chemistry of the mineral particles in solution. Reagents are added to the ore slurry to render the surface of selected minerals hydrophobic. Air bubbles are introduced to which the hydrophobic minerals attach. The selected minerals are levitated to the top of the flotation machine by their attachment to the bubbles and into a froth product, called the “flotation concentrate.” If this froth carries more than one mineral as a designated main constituent, it is called a “bulk float”. If it is selective to one constituent of the ore, where more than one will be floated, it is a “differential” float.

flowsheet	The sequence of operations, step by step, by which ore is treated in a milling, concentration, or smelting process.

footwall	The wall or rock on the underside of a vein or ore structure.

free milling	Ores of gold or silver from which the precious metals can be recovered by concentrating methods without resort to roasting or chemical treatment.

gangue	The fraction of ore rejected as tailing in a separating process. It is usually the valueless portion, but may have some secondary commercial use

geosyncline	A major downwarp in the Earth’s crust, usually more than 1000 kilometers in length, in which sediments accumulate to thicknesses of many kilometers. The sediments may eventually be deformed and metamorphosed during a mountain-building episode.

hanging wall	The wall or rock on the upper or top side of a vein or ore deposit.

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Term	Definition
heap leaching	A process whereby valuable metals, usually gold and silver, are leached from a heap or pad of crushed ore by leaching solutions percolating down through the heap and collected from a sloping, impermeable liner below the pad.

Indicated Mineral Resource	An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource	An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

internal rate of return (IRR)	The rate of return at which the Net Present Value of a project is zero; the rate at which the present value of cash inflows is equal to the present value of the cash outflows.

IP	Geophysical method, induced polarization; used to directly detect scattered primary sulfide mineralization. Most metal sulfides produce IP effects, e.g. chalcopyrite, bornite, chalcocite, pyrite, pyrrhotite

liberation	Freeing, by comminution, of particles of specific mineral from their interlock with other constituents of the ore.

life of mine (LOM)	Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan based on the current evaluation of ore reserves.

lithogeochemistry	The chemistry of rocks within the lithosphere, such as rock, lake, stream, and soil sediments

Measured Mineral Resource	A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

merger	A voluntary combination of two or more companies whereby both stocks are merged into one.

mill	Includes any ore mill, sampling works, concentration, and any crushing, grinding, or screening plant used at, and in connection with, an excavation or mine.

Mineral Reserve	A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resource	A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

mining claim	A description by boundaries of real property in which metal ore and/or minerals may be located.

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Term	Definition
net present value (NPV)	The present value of the difference between the future cash flows associated with a project and the investment required for acquiring the project. Aggregate of future net cash flows discounted back to a common base date, usually the present. NPV is an indicator of how much value an investment or project adds to a company.

net smelter return royalty (NSR)	A defined percentage of the gross revenue from a resource extraction operation, less a proportionate share of transportation, insurance, and processing costs.

open pit	A mine that is entirely on the surface. Also referred to as open-cut or open-cast mine.

open stope	In competent rock, it is possible to remove all of a moderate sized ore body, resulting in an opening of considerable size. Such large, irregularly-shaped openings are called stopes. The mining of large inclined ore bodies often requires leaving horizontal pillars across the stope at intervals in order to prevent collapse of the walls.

ounce (oz) (troy)	Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.

overburden	Material of any nature, consolidated or unconsolidated, that overlies a deposit of ore that is to be mined.

pebble mill	A grinding mill similar in construction and action as a ball mill, but in which the charge is made up of hard pebbles in place of the more conventional steel balls

petrography	Branch of geology that deals with the description and classification of rocks.

plant	A group of buildings, and especially to their contained equipment , in which a process or function is carried out; on a mine it will include warehouses, hoisting equipment, compressors, repair shops, offices, mill or concentrator.

portal.	The surface entrance to a tunnel or adit

preliminary economic assessment	a study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources

preliminary feasibility study, pre-feasibility study	A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve

Probable Mineral Reserve	A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve	A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

raise	A vertical or inclined underground working that has been excavated from the bottom upward

reclamation	The restoration of a site after mining or exploration activity is completed.

refining	A high temperature process in which impure metal is reacted with flux to reduce the impurities. The metal is collected in a molten layer and the impurities in a slag layer. Refining results in the production of a marketable material.

resistivity	Observation of electric fields caused by current introduced into the ground as a means of studying earth resistivity in geophysical exploration. Resistivity is the property of a material that resists the flow of electrical current

right-of-way	A parcel of land granted by deed or easement for construction and maintenance

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Term	Definition
according to a designated use. This may include highways, streets, canals, ditches, or other uses

rod mill	A rotating cylindrical mill which employs steel rods as a grinding medium.

room and pillar	This method is suitable for level deposits that are fairly uniform in thickness. It consists of excavating drifts (horizontal passages) in a rectilinear pattern so that evenly spaced pillars are left to support the overlying material. A fairly large portion of the ore (40–50%) must be left in place. Sometimes the remaining ore is recovered by removing or shaving the pillars as the mine is vacated, allowing the overhead to collapse or making future collapse more likely

royalty	An amount of money paid at regular intervals by the lessee or operator of an exploration or mining property to the owner of the ground. Generally based on a specific amount per tonne or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.

run-of-mine	A term used to describe ore of average grade for the deposit.

semi-autogenous grinding (SAG)	A method of grinding rock into fine powder whereby the grinding media consists of larger chunks of rocks and steel balls.

shaft	A vertical or inclined excavation for the purpose of opening and servicing a mine. It is usually equipped with a hoist at the top, which lowers and raises a conveyance for handling men and material

shrinkage stoping	In this method, mining is carried out from the bottom of an inclined or vertical ore body upwards, as in open stoping. However, most of the broken ore is allowed to remain in the stope in order both to support the stope walls and to provide a working platform for the overhead mining operations. Ore is withdrawn from chutes in the bottom of the stope in order to maintain the correct amount of open space for working. When mining is completed in a particular stope, the remaining ore is withdrawn, and the walls are allowed to collapse.

specific gravity	The weight of a substance compared with the weight of an equal volume of pure water at 4°C.

stope	An excavation in a mine, other than development workings, made for the purpose of extracting ore.

strike length	The horizontal distance along the long axis of a structural surface, rock unit, mineral deposit or geochemical anomaly.

strip ratio	The ratio of waste tons to ore tons mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.

sublevel caving	In this method, relatively small blocks of ore within a vertical or steeply sloping vein are undercut within a stope and allowed to settle and break up. The broken ore is then scraped into raises and dropped into mine cars.

supergene	Mineral enrichment produced by the chemical remobilisation of metals in an oxidised or transitional environment.

tailings	Material rejected from a mill after the recoverable valuable minerals have been extracted.

tunnel	A horizontal underground passage that is open at both ends; the term is loosely applied in many cases to an adit, which is open at only one end

wacke	A sandstone that consists of a mixed variety of angular and unsorted (or poorly sorted) mineral and rock fragments within an abundant matrix of clay and fine silt.

XYZ coordinates	A grouping of three numbers which designate the position of a point in relation to a common reference frame. In common usage, the X and Y coordinate fix the horizontal position of the point, and Z refers to the elevation
22.3	Abbreviations

Abbreviation	Definition
®	registered name
AA	atomic absorption spectroscopy
ANC	acid-neutralizing capacity
ANP	acid-neutralizing potential

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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report

Abbreviation	Definition
ARD	acid-rock drainage
AuAA	cyanide-soluble gold
AuEq	gold equivalent
AuFA	fire assay
AuPR	preg-rob gold
AuSF	screen fire assay
AusIMM	Australasian Institute of Mining and Metallurgy
BFA	bench face angle
BLEG	bulk leach extractable gold
BLM	US Bureau of Land Management
C.P.G.	Certified Professional Geologist
Capex	capital expenditure
CIL	carbon-in-leach
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CNwad	acid-dissociable cyanide
CRM	certified reference material
CST	cleaner scavenger tailings
CTOT	carbon total
Cu Eq	copper equivalent
CuCN	cyanide-soluble copper
E	east
EIS	Environmental Impact Statement
EOM	end of month
EOY	end of year
g/dmt	grams per dry metric tonne
GPS	global positioning system
GSM	Groupe Spécial Mobile
H	horizontal
HPGR	high pressure grinding rolls
ICP	inductively-couple plasma
ICP-MS	inductively-coupled plasma mass spectrometry
ICP-OES	inductively-coupled plasma optical emission spectrometry
ID	inverse distance interpolation; number after indicates the power, eg ID6 indicates inverse distance to the 6th power.
JCR	joint condition rating
KV	kriging variance
L–G	Lerchs–Grossmann
LOA	length overall
LOM	life-of-mine
LSK	large-scale kinetic
MIK	multiple-indicator kriging
MWMS	mine water management system
MWMT	meteoric water mobility testing
N	north
NAG	net acid generation/net acid generating
NAPP	net acid-producing potential
NI 43-101	Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects”
NN	nearest-neighbor/ nearest neighbour
NNP	net neutralizing potential
NSR	net smelter return
NW	northwest
OK	ordinary kriging
Opex	operating expenditure
P.Eng. or P.E.	Professional Engineer
P.Geol or P.Geo	Professional Geologist
PAG	potentially acid-generating
PLI	point load index
PoO	Plan of Operations
PSI	yield strength
QA/QC	quality assurance and quality control
QLT	quick leach test
QP	Qualified Person
RAB	rotary air blast
RC	reverse circulation
RMR	rock mass rating
ROM	run-of-mine
RPL	Environmental Monitoring Plan
RQD	rock quality designation
S	south
SAG	semi-autogenous grind
SE	southeast
SEIS	Supplemental Environmental Impact Statement
SG	specific gravity
SMU	selective mining unit
SRM	standard reference material

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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report

Abbreviation	Definition
SS	sulfide sulfur
ST	scavenger tailings
STOT	sulfur total
SX-EW	solvent extraction–electrowin
TF	tonnage factor
Topo	topography
UC	uniform conditioning
UHF	ultra-high frequency
USGS	United States Geological Survey
V	vertical
VHF	very high frequency
W	west
XRD	X-ray diffraction
XRF	X-ray fluorescence
22.4	Chemical Symbols

Symbol	Element/Chemical
Ag	silver
Al	aluminium
As	arsenic
Au	gold
B	boron
Ba	barium
Be	beryllium
Bi	bismuth
C	carbon
Ca	calcium
CaCO3	calcium carbonate
CaO	calcium oxide
CaSO4•2H2O	calcium sulphide dehydrate
Cd	cadmium
Ce	cerium
Cl	chlorine
CN	cyanide
CO	carbon monoxide
Co	cobalt
Cr	chromium
Cs	caesium
Cu	copper
Fe	iron
FeOx	iron oxides
Ga	gallium
Ge	germanium
H	hydrogen
Hf	hafnium
Hg	mercury
In	indium
K	potassium
La	lanthium
Li	lithium
Mg	magnesium
Mn	manganese
Mn(OH)2	manganese hydroxide
MnO2	manganese dioxide
Mo	molybdenum
N	nitrogen
Na	sodium
Nb	niobium
NH3	ammonia
Ni	nickel
NOx	nitrogen oxide compounds
O2	oxygen
P	phosphorus
Pb	lead
Pd	palladium
Pt	platinum
Rb	rubidium
Re	rhenium
S	sulphur
Sb	antimony
Sc	scandium

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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report

Symbol	Element/Chemical
Se	selenium
Sn	tin
SO2	sulphur dioxide
Sr	strontium
Ta	tantalum
Te	tellurium
Th	thorium
Ti	titanium
Tl	thallium
U	uranium
V	vanadium
W	tungsten
Y	yttrium
Zn	zinc
Zr	zirconium

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Marlin Gold Operation Department of San Marcos, Guatemala NI 43-101 Technical Report
23.0	DATE AND SIGNATURE PAGE

The effective date of this Technical Report, entitled “Goldcorp Inc., Marlin Gold Operation, Department of San Marcos, Guatemala, NI 43-101 Technical Report” is 31 December 2010.

“signed and sealed”

Andrew S. Tripp, P.Eng

Dated: 21 March 2011

March 2011	Page 23-1